Form 10-K, Exhibit 13
period 1993-11-28
MEASUREX CORP /DE/
filed 1994-02-25
CIK 751190

                                                                    EXHIBIT 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES

Measurex continues to maintain a strong financial position with cash and cash equivalents, marketable securities and short-term investments of $111 million as of the fiscal 1993 year-end. The Company believes that its existing cash balances and lines of credit, together with cash provided by operations, will provide adequate flexibility to fund financial requirements, including capital expenditures, and cash dividends through fiscal year 1994.

Net cash generated by operations during 1993 totaled $2.3 million. Net income adjusted for noncash items was $23.9 million, up from $10.7 million in 1992. Offsetting the cash generated, accounts and contracts receivable increased by $7.4 million, and accounts payable and accrued expenses decreased $12.3 million from year-end 1992. Increased levels of accounts and contracts receivables were largely attributable to higher leasing activity. Contracts receivable from two major customers amounted to approximately $11.3 million at year-end 1993. Inventories, net of reserves, increased from fiscal year-end 1992 due to the acquisition of Roibox Oy. Service parts decreased due to a reduction of field inventory resulting from improved cycle times. Accrued expenses decreased significantly due in part to payments made for severance costs and other expenses related to a worldwide reduction of the Company's work force, which were accrued in 1992. In the fourth quarter of 1992, the Company took a pretax charge of $9 million to cover restructuring costs.

Excluding marketable securities and short-term investments, net cash used for investing activities totaled $11.8 million in 1993 compared to $6.5 million in 1992. In April 1993, the Company acquired Roibox Oy for approximately $1.7 million, net of cash acquired. Located in Kuopio, Finland, Roibox is a worldwide supplier of web-inspection and other quality inspection products for the paper industry. Roibox operates as a separate subsidiary of Measurex, with manufacturing, engineering, product marketing and sales support. In August 1991, the Company acquired Devron-Hercules, Inc. for a cash payment of $21.9 million. Capitalized software decreased $2.9 million from 1992 as a result of the general release of MXOpen software to customers. 1992 cash receipts included proceeds from the sale of all rights to the PlantWorks software package and other assets of its subsidiary, Measurex Automation Systems, as well as the proceeds received in connection with the sale of the Cork facility in Ireland. No major facilities expansions are planned for 1994.

Cash provided by financing activities during 1993 was $8.7 million. In May 1993, the Company borrowed $20.0 million pursuant to a five-year fixed-rate term loan agreement with a bank. Proceeds from the loan were used principally to support the Company's United States equipment lease portfolio and provide a hedge against interest rate fluctuations. Borrowings under the loan agreement are unsecured. The loan agreement contains certain restrictive covenants which include the maintenance of minimum tangible net worth and certain financial ratios. The Company was in compliance with all the covenants at year-end 1993. In 1993, the Company paid dividends of $7.9 million and repurchased common stock for $5.2 million. The repurchased shares will be used for issuance under the Company's employee stock purchase and stock option plans.

As a result of the above operating, investing and financing activities and giving effect to exchange rate fluctuations, the Company's cash and cash equivalents increased slightly from $74.4 million in 1992 to $76.0 million in 1993 while marketable securities and short-term investments decreased $4.8 million to $35.4 million. The Company's current ratio (current assets divided by current liabilities) was 2.8 at the end of 1993 compared to 2.6 at the end of the prior year. Total debt increased to 10% of shareholders' equity at the end of 1993, compared to less than 1% a year ago, due to the $20.0 million loan described above.

As of November 28, 1993, the Company's principal sources of liquidity included cash, cash equivalents, marketable securities and short-term investments of $111 million and unsecured bank lines of credit of $25.0 million, expiring in 1994, of which $8.3 million was committed to letters of credit.

RESULTS OF OPERATIONS

The Company's 1993 system revenue increased slightly from 1992 and 1991. During this past year, the Company has closely controlled expenses and reduced the total number of employees by approximately 3%. At the same time, the Company invested 15% of system revenue in product development to ensure it continues to have a strong product offering.

System orders for 1993 were $151 million, a decrease of $5 million (3%) from $156 million in 1992, and an increase of $24 million (19%) from $127 million in 1991. In 1993, orders in Canada and Japan increased while Southern Hemisphere and European orders were lower than the prior year. In 1992, orders increased in the United States, Asia and Latin America while in Europe orders decreased. Worldwide Pulp and Paper orders were $127 million in 1993, a decrease of $2 million (2%) from orders in 1992 and an increase of $31 million (32%) from 1991. In 1993, pulp and paper orders in the United States increased 2% to $44 million from $43 million in 1992 and 67% from $26 million in 1991, reflecting a strong market share and paper companies' focus on upgrade and replacement of existing systems. Industrial Systems orders were $24 million, a decrease of $3 million (11%) from 1992 and a decline of $7 million (23%) from 1991. The Company believes that its market share and competitive position continue to be strong.

System backlog at the end of fiscal 1993 was $91 million, down 4% from the backlog of $95 million at the end of 1992. Approximately 80% of the $91 million year-end 1993 backlog is scheduled to be shipped during fiscal 1994. The reduction in European and Latin American backlog in 1993 was offset by higher Asian backlog.

System revenue was $152.8 million in 1993, a $4.4 million (3%) increase from $148.4 million in 1992, and a $4.6 million (3%) increase from $148.2 million in 1991. Increased shipment of cross-direction control systems from the Measurex Devron Division has been the principal factor in revenue growth. Operating results from this Division are included in the Company's 1991 fourth quarter and the full years in 1992 and 1993. However, overall sales growth continued to be restrained by a depressed market in the paper industry and ongoing price competition. Service and other revenues of $101.2 million declined $3 million (3%) from $104.2 million in 1992, and decreased $4.5 million (4%) from $105.7 million in 1991. The decline in service revenue is due to changes in foreign currency exchange rates.

Margins on systems revenue were 35% in fiscal 1993 compared to 33% and 37% in 1992 and 1991, respectively. The system margin improvement in 1993 was related to lower spending at the Company's Irish manufacturing facility and more efficient use of existing capacity at Measurex's Devron Division. However, the Company has been experiencing project overruns on systems produced by its Management Systems Division, which negatively impacted system margins. Compared to 1991, gross margins in 1992 declined as a result of high sales discount levels, low margins on custom integration services, and to a lesser extent, higher receivable reserves.

Service and other margins were 36% in 1993 compared to 35% in 1992, and 32% in 1991. The improvement in service margins in 1993 reflected ongoing cost controls. The increase in margins in 1992 compared to 1991 was due to reduced costs as a result of restructuring actions at the end of 1991.

Product development costs were $22.9 million in 1993, down from $25.2 million in 1992 and $25.3 million in 1991. Of this total, Measurex capitalized $1.7 million, $4.6 million, and $2.3 million of software development costs in fiscal 1993, 1992 and 1991, respectively. Measurex amortized $3.4 million, $1.7 million and $2.8 million of capitalized software to systems costs in 1993, 1992 and 1991, respectively. The decrease in capitalized software and increase in amortization in 1993 were attributable to the general release of MXOpen software discussed previously. To maintain its competitive position in the industry, the Company expects to continue to invest a significant amount of its resources in new product development, enhancements to existing products and software development. The Company strongly believes the continued investment in new product development is critical to its long-term success.

Selling and administrative expenses were $61.1 million in 1993, a $2.6 million (4%) decrease from $63.7 million in 1992 and a $0.5 million (1%) decrease from $61.6 million in 1991. This decrease reflects the Company's continued progress in its ongoing efforts to manage expense growth relative to revenue growth. The lower selling and administrative expenses in 1993 compared to 1992 were in part due to reduced spending and a $0.8 million insurance claim settlement received. The increase in expenditures in 1992 over 1991 was attributable to the inclusion of Devron operations, amortization of goodwill as a result of the Devron acquisition, as well as the marketing costs incurred to successfully launch the new MXOpen product line.

To reduce annual spending and improve efficiency, the Company provided restructuring reserves of $9.0 million and $11.7 million, in 1992 and 1991, respectively, for personnel reductions and plant consolidations.

Interest income decreased $1.6 million (20%) to $6.5 million in 1993 from 1992 and $4.4 million (40%) from 1991. Both lower average cash balances and lower interest rates, especially in Europe, contributed to the decline in interest income. Interest income in 1994 is dependent upon interest rates and cash flow from operations.

The Company's effective tax rate in 1993 was 35% compared with 57% and 25% in 1992 and 1991, respectively. This decrease reflects changes in the geographic mix of earnings in countries in which the Company operates. The increase in the effective tax rate from 1991 to 1992 was in part due to losses incurred by several subsidiaries which could not be benefitted for tax purposes. Comparing 1993 to 1991, the Company experienced high tax rates in its Canadian operations, while the profits in the Company's Irish manufacturing facility, which has a low tax rate, decreased.

In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Statement will be effective for the Company's fiscal year 1994. The estimated cumulative effect of implementing the Statement will be to reduce the deferred tax liability by approximately $0.5 million in the first quarter of 1994.

Net income for 1993 was $8.2 million, an increase of $6.6 million from $1.6 million in 1992 and a increase of $7.8 million from $0.4 million in 1991. Net income was $0.46 per share compared to $0.09 and $0.02 per share in 1992 and 1991, respectively.

CONSOLIDATED STATEMENTS OF INCOME

Three years ended November 28, 1993
(Dollar amounts in thousands except per share data)

                                              1993       1992       1991
- ---------------------------------------------------------------------------

REVENUES:
Systems                                     $152,839   $148,367   $148,249
Service and other                            101,158    104,220    105,730
                                            --------   --------   --------
   Total revenues                            253,997    252,587    253,979
                                            --------   --------   --------


OPERATING COSTS AND EXPENSES:
Systems                                       99,728     99,244     93,715
Service and other                             64,501     67,814     72,418
Product development                           21,146     20,612     22,999
Selling and administrative                    61,122     63,695     61,600
Restructuring charges                            -        8,974     11,695
                                            --------   --------   --------
   Total operating costs and expenses        246,497    260,339    262,427
                                            --------   --------   --------

Earnings (loss) from operations                7,500     (7,752)    (8,448)

OTHER INCOME (EXPENSE):
Interest expense                                (948)      (810)      (834)
Interest income and other                      6,127      7,831      9,801
Gain on sale of technology and assets            -        2,409        -
                                            --------   --------   --------
   Total other income, net                     5,179      9,430      8,967
                                            --------   --------   --------

Income before income taxes and
  extraordinary credit                        12,679      1,678        519
Provision for income taxes                     4,464        964        130
                                            --------   --------   --------
Income before extraordinary credit             8,215        714        389
Extraordinary credit from utilization of
  tax loss carryforwards                         -          911        -
                                            --------   --------   --------
   Net income                               $  8,215   $  1,625   $    389
                                            --------   --------   --------

Net income per share:
Income before extraordinary credit              $.46   $    .04       $.02
Extraordinary credit                             -          .05        -
                                            --------   --------   --------
Net income per share                            $.46   $    .09       $.02
                                            --------   --------   --------

Dividends per share                             $.44   $    .44       $.44
                                            --------   --------   --------

Average number of common and
  common equivalent shares (thousands)        18,051     18,296     18,213
                                            --------   --------   --------




The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS

November 28, 1993 and November 29, 1992
(Dollar amounts in thousands except per share data)       1993      1992
- --------------------------------------------------------------------------

ASSETS

Current assets:
   Cash and cash equivalents                           $ 76,040  $ 74,368
   Marketable securities and short-term investments      35,371    40,237
   Accounts receivable                                   55,126    53,886
   Inventories                                           35,697    34,790
   Prepaid and other                                     11,473    14,809
                                                       --------  --------
     Total current assets                               213,707   218,090
                                                       --------  --------

Contracts receivable                                     26,651    21,793
Service parts, net                                        3,178     5,699
Property, plant and equipment, net                       53,161    55,493
Other assets                                             21,619    21,809
                                                       --------  --------
     Total assets                                      $318,316  $322,884
                                                       ========  ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Current portion of long-term debt                   $  4,516  $     49
   Accounts payable                                       6,732     5,816
   Accrued expenses                                      62,594    77,189
   Income taxes payable                                   2,145     1,731
                                                       --------  --------
     Total current liabilities                           75,987    84,785
                                                       --------  --------
Long-term debt                                           16,783       842
Deferred income taxes                                    13,682    18,804
Commitments and contingencies
Shareholders' equity:
   Preferred stock, $.01 par value;
    authorized: 10,000,000 shares;
    issued and outstanding: none
   Common stock, $.01 par value;
    authorized: 50,000,000 shares; outstanding
    1993 - 19,036,948 shares, 1992 - 19,036,948 shares      190       190
   Additional capital                                    75,202    75,181
   Retained earnings                                    167,211   168,098
   Cumulative translation adjustments                    (5,707)   (2,019)
   Less:  Treasury stock at cost: 1993 - 1,192,726
     shares, 1992 - 1,009,229 shares                    (25,032)  (22,997)
                                                       --------  --------
     Total shareholders' equity                         211,864   218,453
                                                       --------  --------
     Total liabilities and shareholders' equity        $318,316  $322,884
                                                       ========  ========




The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Three years ended November 28, 1993
(Dollar amount in thousands except per share data)


                                                                                   Cumulative
                                     Common       Additional       Retained       Translation       Treasury
                                      Stock          Capital       Earnings       Adjustments          Stock            Total
                                  ---------       ----------       --------       -----------       --------            -----

Balance December 2, 1990          $     191        $  74,762    $   186,363         $   6,654       $(29,330)      $ 238,640

Proceeds from treasury stock
  issued under employee
  stock purchase and stock
  option plans (203,899 shares)
  including related tax benefits        (1)              312             -                 -           5,764           6,075
Excess of cost of treasury shares
  issued over proceeds received          -                -          (3,053)               -                          (3,053)
Foreign currency translation             -                -              -             (2,417)            -           (2,417)
Net income                               -                -             389                -              -              389
Dividends ($.44 per share)               -                -          (7,916)               -                          (7,916)
                                  ---------       ----------    -----------       -----------       --------        --------

Balance December 1, 1991                190           75,074        175,783             4,237        (23,566)        231,718
                                  =========       ==========    ===========       ===========       ========        ========

Proceeds from treasury stock
  issued under employee
  stock purchase and stock
  option plans (104,539 shares)
  including related tax benefits         -               107             -                 -           2,953           3,060
Excess of cost of treasury shares
  issued over proceeds received          -                -          (1,334)               -              -           (1,334)
Foreign currency translation             -                -              -             (6,256)            -           (6,256)
Net income                               -                -           1,625                -              -            1,625
Dividends ($.44 per share)               -                -          (7,976)               -                          (7,976)
Treasury stock acquired
  (152,500 shares)                       -                -              -                 -          (2,384)         (2,384)
                                  ---------       ----------    -----------        -----------      ---------       --------

Balance November 29, 1992               190           75,181        168,098             (2,019)       (22,997)       218,453
                                  =========       ==========    ===========        ===========      =========       ========

Proceeds from treasury stock
  issued under employee
  stock purchase and stock
  option plans (115,103 shares)
  including related tax benefits        -                 21            -                 -             3,125          3,146
Excess of cost of treasury shares
  issued over proceeds received         -                 -         (1,216)               -                -          (1,216)
Foreign currency translation            -                 -             -              (3,688)             -          (3,688)
Net income                              -                 -          8,215                -                -           8,215
Dividends ($.44 per share)              -                 -         (7,886)               -                -          (7,886)
Treasury stock acquired
   (298,600 shares)                     -                 -             -                 -            (5,160)        (5,160)
                                  --------        ----------    ----------         ----------       ---------       --------

Balance November 28, 1993         $    190        $   75,202    $  167,211         $   (5,707)      $ (25,032)      $211,864
                                  ========        ==========    ==========         ==========       ==========      ========




The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three years ended November 28, 1993
(Dollar amounts in thousands)                       1993       1992       1991
- -------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                     $   8,215   $  1,625   $    389
Non-cash items included in net income:
Depreciation and amortization:
 Service parts                                     1,055      1,331      1,988
 Property, plant and equipment                     9,997      9,933     10,130
 Capitalized software and goodwill                 3,935      2,318      3,325
Deferred income taxes                             (2,307)    (5,875)    (5,826)
Translation (gain) loss                             (506)       775      2,876
Inventory reserves                                 3,473      2,954      2,001
Gain on sale of technology                           -       (2,409)       -
Net (increase) decrease in:
Accounts and contracts receivable                 (7,420)    (4,998)     4,313
 Inventories and service parts                    (3,912)    (3,687)    (5,409)
Prepaid and other                                    792      2,533      1,010
Net increase (decrease) in:
Accounts payable and accrued expenses            (12,333)     8,068      8,805
Income taxes payable                                 468       (674)    (1,166)
Other, net                                           822       (351)     1,177
                                               ---------   --------   --------
Net cash provided by operating activities          2,279     11,543     23,613
                                               ---------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable securities and
 short-term
   investments                                  (100,255)   (98,144)   (36,309)
Sale of marketable securities and short-term
 investments                                      59,945     29,797     36,164
Maturities of short-term investments              45,176     42,535        -
Acquisition of property, plant and equipment      (8,329)    (7,781)    (8,211)
Acquisition of subsidiary, net of cash
 acquired                                         (1,668)       -      (21,422)
Proceeds from sale of facility and other
 assets                                              -        5,955        -
Capitalized software                              (1,725)    (4,636)    (2,332)
                                               ---------   --------   --------
Net cash used in investing activities             (6,856)   (32,274)   (32,110)
                                               ---------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Additions to long-term debt                       21,971        -          -
Reductions of long-term debt                      (2,191)    (3,967)      (370)
Dividends                                         (7,886)    (7,976)    (7,916)
Stock issued under employee stock purchase and
   stock option plans                              1,930      1,726      3,022
Payment for treasury stock                        (5,160)    (2,384)       -
                                               ---------   --------   --------
Net cash provided by (used in) financing
 activities                                        8,664    (12,601)    (5,264)
                                               ---------   --------   --------

Effect of exchange rate fluctuations on cash
 and cash equivalents                             (2,415)    (5,008)    (2,387)
                                               ---------   --------   --------
Net increase (decrease) in cash and cash
 equivalents                                       1,672    (38,340)   (16,148)
Cash and cash equivalents at beginning of year    74,368    112,708    128,856
                                               ---------   --------   --------
Cash and cash equivalents at end of year       $  76,040   $ 74,368   $112,708
                                               =========   ========   ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
Cash paid during the year for:
  Interest                                     $     948   $    810   $    834
  Income taxes                                     5,509      8,172      7,408

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise noted)
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year - The Company uses a 52-53 week fiscal year. References to 1993, 1992, and 1991 are for fiscal years ended November 28, 1993, November 29, 1992, and December 1, 1991, respectively. Fiscal years 1993, 1992 and 1991 were 52 week years.

Consolidation - The consolidated financial statements include the accounts of all subsidiaries after elimination of intercompany balances and transactions. The Company has reclassified the presentation of certain prior year information to conform with the current year presentation format.

Foreign Currency Translation - Gains and losses resulting from foreign currency translation of the Company's foreign operations (except certain manufacturing operations and operations in hyperinflationary countries) were recorded directly to a separate component of shareholders' equity. For certain manufacturing operations and sales operations in hyperinflationary countries, the functional currency is deemed to be U.S. dollars, and translation gains or losses are reflected in interest income and other.

Foreign Exchange Contracts - The Company hedges certain international system orders using foreign exchange forward contracts to reduce the risk of loss due to foreign currency fluctuations. In addition, the Company hedges the U.S. dollar value of net asset or liability positions denominated in currencies other than the functional currency of its foreign subsidiaries and records any resulting gains or losses in interest income and other. At November 28, 1993, the Company had foreign exchange forward contracts valued at $29.8 million maturing from December 1993 through July 1994, of which 50% were denominated in European currencies and 35% denominated in Yen. The carrying amount of the foreign exchange contracts approximates fair value, which has been estimated based on the amount the Company would have had to pay to terminate these agreements at year-end. At year-end 1992 and 1991, the Company had forward contracts valued at $29.5 million and $65.3 million, respectively.
Approximately 70% of these contracts are with one financial institution.

Revenue Recognition - The Company generally recognizes revenue from system sales at the time of shipment provided any remaining obligations are insignificant and collection is probable. Revenue on certain software contracts are recognized on a percentage-of-completion basis. Service and other revenues are recognized as the services are provided or ratably over the life of the contracts.

Product Development Expenses - The Company is actively engaged in basic technology and applied research and development programs which are designed to develop new or improved products and process applications. The cost of these programs is charged to expense as incurred except for certain software development costs which are capitalized as described below (see Capitalized Software).

Capitalized Software - Costs related to the conceptual formulation and design of software products are expensed as product development. Costs incurred subsequent to establishing the technological feasibility of software products are capitalized.

Amortization of capitalized software costs, which begins when products are available for general release to customers, is computed on a straight-line basis over the expected product lives, generally estimated to be three years.

Income Taxes - Taxes are provided for items included in the consolidated statements of income regardless of the period when such items may be reported for tax purposes.

The Company provides U.S. and foreign income taxes on the portion of the accumulated earnings of the Company's foreign subsidiaries which are intended to be remitted to the parent Company within the foreseeable future.

Cash and Cash Equivalents - Cash equivalents generally consist of certificates of deposit, time deposits, treasury notes and municipal bonds. The Company considers all highly liquid debt instruments with an original maturity of 90 days or less to be a cash equivalent. A substantial portion of the Company's cash and cash equivalents are held by foreign subsidiaries and are generally held in U.S. dollar denominated holdings. Amounts held by foreign subsidiaries would be subject to U.S. income taxation, net of available foreign tax credits, upon repatriation to the U.S.

Marketable Securities and Short-term Investments - Marketable securities and short-term investments are stated at cost, which approximates market based on quoted market prices. Short-term investments are comprised primarily of time deposits with original maturities between three and twelve months. Marketable securities are comprised of a managed portfolio of preferred stocks and futures contracts. The Company enters into futures contracts to hedge the risk associated with the impact of interest rate fluctuations on its current marketable securities portfolio. Gains and losses on such contracts are recognized in income when changes in the value of the marketable securities are realized.

Inventory Valuation - Inventories are stated at the lower of standard cost (which approximates actual cost determined on a first-in, first-out basis) or market. Inventory costs include raw materials, direct labor and manufacturing overhead.

Depreciation - Property, plant and equipment are depreciated on a straight-line basis over estimated useful lives which range as follows: buildings and improvements - 3 to 40 years; machinery and equipment - 3 to 20 years. Service parts are depreciated on a 7-year declining balance basis. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are included in income.

Net Income Per Share - Net income per share is computed based on the weighted average number of common shares outstanding during the year adjusted to reflect the assumed exercise of outstanding employee stock options to the extent these items had a dilutive effect on the computation.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

                                    1993      1992
                                 -------   -------
Accounts receivable              $52,037   $53,340
Contracts receivable, current
  portion                          8,579     6,606
Less:
Allowances for noncollection
  and system returns              (5,490)   (6,060)
                                 -------   -------
                                 $55,126   $53,886
                                 =======   =======

CONTRACTS RECEIVABLE

Contracts receivable consist of the following:

                                       1993        1992
                                   --------     -------
Contracts receivable                $43,362     $34,628
Less:
Unearned financing income            (6,475)     (5,039)
Allowance for noncollection
  and system returns                 (1,657)     (1,190)
                                   --------     -------
                                     35,230      28,399
Current portion                      (8,579)     (6,606)
                                   --------     -------
                                    $26,651     $21,793
                                   ========     =======

The aggregate amount of payments receivable by the Company in fiscal years subsequent to 1993 is set forth below:

1994 - $11,021                             1997 - $6,014
1995 - $10,457                             1998 - $4,311
1996 -  $8,037                       Thereafter - $3,522

Customer financing for systems is collaterialized by security in the related asset. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. Contracts receivable from two major customers amounted to approximately $11.3 million at year-end 1993.

INVENTORIES

Inventories consist of the following:

                                       1993         1992
                                   --------     --------
Purchased parts and
  components                       $ 18,217     $ 16,549
Work in process                      10,733       11,895
Finished subassemblies
  and systems                         6,747        6,346
                                   --------     --------
                                   $ 35,697     $ 34,790
                                   ========     ========


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost and consist of the following:


                                       1993         1992
                                   --------     --------
Land                               $  5,592     $  5,646
Buildings and improvements           39,463       39,989
Machinery and equipment              64,950       63,327
                                   --------     --------
                                    110,005      108,962
Less:
Accumulated depreciation            (56,844)     (53,469)
                                   --------     --------
                                   $ 53,161     $ 55,493
                                   ========     ========

OTHER ASSETS

Other assets consist of the following:

                                       1993         1992
                                   --------     --------
Capitalized software, net          $  7,246     $  8,886
Goodwill and other                   14,373       12,923
                                   --------     --------
                                   $ 21,619     $ 21,809
                                   ========     ========

The decrease in capitalized software in 1993 reflects the amortization of the new MXOpen software released during late 1992. Amortization expense of capitalized software was $3.4 million, $1.7 million and $2.8 million in 1993, 1992 and 1991, respectively. The increase in goodwill and other is mainly attributable to the acquisition of Roibox Oy in April 1993. Goodwill is amortized on a straight-line basis over 15 to 40 years.

ACQUISITION

On April 7, 1993, the Company acquired Roibox Oy for approximately 1.7 million, net of cash acquired. Located in Kuopio, Finland, Roibox Oy is a worldwide supplier of web-inspection and other quality inspection products for the paper industry. The acquisition was accounted for using the purchase method. Accordingly, the cost of the acquisition was allocated to assets acquired and liabilities assumed based on their estimated fair values. The net assets and results of operations of Roibox Oy are included in the consolidated financial statements from the date of acquisition. The results of operations of Roibox Oy in 1993 and 1992 were not material to the Company's consolidated results of operations. Roibox operates as a separate subsidiary of Measurex, with manufacturing, engineering, product marketing and sales support continuing in Finland.

On August 30, 1991, Measurex Inc. (Canadian subsidiary of Measurex Corporation) acquired Devron-Hercules, Inc. for $21.9 million in cash. The acquisition was accounted for using the purchase method.

ACCRUED EXPENSES

Accrued expenses consist of the following:

                                         1993     1992
                                      -------  -------
Accrued payroll and related
  items                               $22,333  $22,282
Accrued initial service                 7,059    6,881
Customer deposits                      12,078   17,280
Restructuring charges                   4,779   11,742
Other                                  16,345   19,004
                                      -------  -------
                                      $62,594  $77,189
                                      =======  =======


LINES OF CREDIT AND LONG-TERM DEBT

As of November 28, 1993, the Company had unsecured bank line of credit agreements of $25.0 million, which provide for domestic and foreign currency borrowings, advances and guarantees, Bankers' Acceptances, and letters of credit. There was $16.7 million available in connection with these agreements at November 28, 1993.

The agreements, which expire during fiscal year 1994, require the Company to adhere to certain covenants regarding working capital, indebtedness, and minimum shareholders' equity.

A revolving credit agreement ($20 million) provides for variable interest rates based on the London Interbank Offer Rate (LIBOR). Under a multicurrency credit agreement ($5 million), the Company may obtain loans at the lending bank's base rate plus 3/8%.

Long-term debt consists of the following:

                                       1993    1992
                                    -------   -----
Term loan                           $19,000   $ -
Other borrowings                      2,299     891
                                    -------   -----
                                     21,299     891
Less amounts due within
  one year                           (4,516)    (49)
                                   --------   -----
                                    $16,783   $ 842
                                   ========   =====


In May 1993, the Company borrowed $20 million under a 5.35% five-year term loan agreement with a bank. Proceeds from the loan are used principally to support the Company's United States equipment lease portfolio. Borrowings under the loan agreement are unsecured. Interest is payable quarterly, with principal payable in equal quarterly installments of $1.0 million through June 1998. The loan agreement contains certain restrictive covenants which include the maintenance of minimum consolidated cash balances of $40 million, minimum tangible net worth, and certain financial ratios. The Company was in compliance with all covenants at year-end 1993.

The Company believes that as of November 28, 1993, the fair value of its long-term debt approximates the carrying value of those obligations. The fair value of the Company's long-term debt is estimated based on interest rates currently available to the Company for debt with similar terms and maturities.

COMMITMENTS AND CONTINGENCIES

The Company leases various facilities and equipment under noncancellable lease agreements. Rent expense under all operating leases was approximately $4.4 million, $3.9 million, and $3.6 million in 1993, 1992 and 1991, respectively. Future minimum lease payments under these noncancellable operating leases as of November 28, 1993 are approximately $4.1 million, $2.6 million, $1.4 million, $1.2 million, and $1.1 million for fiscal years 1994, 1995, 1996, 1997 and 1998, respectively, and approximately $3.2 million in total for years following 1998.

At November 28, 1993, the Company was contingently liable for approximately $8.3 million relating principally to letters of credit issued to support European collections as well as $0.6 million relating to lease guarantees and other contingent liabilities.

The Company is subject to legal proceedings and claims that arise in the normal course of its business. In the opinion of management, these proceedings will not have a material adverse effect on the financial position and results of operations of the Company.

RESTRUCTURING CHARGES

In 1992 the Company recorded a $9.0 million pretax charge for restructuring operations to reduce costs and improve efficiency. Provision was made for severance costs and other expenses related to a worldwide reduction in work force.

In 1991 the Company recorded an $11.7 million pretax charge for cost-reduction actions which included consolidating the plants in Ireland to a single site in Waterford, as well as closing the Jyvaskyla, Finland, Safecontrol facility and transferring these activities to Cupertino. In addition, provision was made for severance payments to terminated employees and employee relocation expenses.

INTEREST INCOME AND OTHER

Interest income and other consist of the following:

                            1993      1992      1991
                         -------   -------   -------
Interest income           $6,523    $8,117   $10,962
Foreign exchange loss       (396)     (286)   (1,161)
                         -------   -------   -------
                          $6,127    $7,831   $ 9,801
                         =======   =======   =======

STOCK OPTION AND STOCK PURCHASE PLANS

Under the Company's stock option plan, 5,110,240 shares of common stock have been reserved for issuance to officers and key employees.

Options may be granted at prices not lower than the fair market value of the Company's common stock at the date of grant. Options generally become exercisable in four equal annual installments commencing one year from the date of grant. Options generally expire, if not exercised, within five years from the date of grant. The stock option plan includes an automatic option grant program for the Company's non-employee directors. Such options expire 10 years from the date of grant.

The stock option program also allows selected employees to elect to have a portion of their base salary reduced in return for options to purchase common stock. The option price represents the difference between the fair market value of the Company's common stock at the date of grant and the salary reduction. In 1991 and 1990, options were granted for 13,000 and 6,600 shares at option prices of $5.63 and $7.02 per share, respectively, under this program. Options under this plan are fully vested one year from date of grant and expire if not exercised within 10 years.

A summary of transactions relating to options during fiscal years 1991, 1992 and 1993 is set forth below:

Options Outstanding
- ------------------------
(Amounts in thousands
except per share data)

                              Shares       Price Per Share   Amount
                             --------      ---------------  --------

December 2, 1990              1,850.0      $   7.02-$33.75  $ 41,920
Granted                       1,788.9          5.63- 23.63    31,543
Terminated                   (1,491.8)         5.63- 33.75   (33,759)
Exercised                      (121.4)        14.00- 17.41   ( 1,831)
                             --------      ---------------  --------

December 1, 1991              2,025.7      $   5.63-$32.44  $ 37,873
Granted                         535.5         15.63- 22.75     9,814
Terminated                     (129.6)        16.25- 31.88    (2,561)
Exercised                       (31.3)        16.25- 16.88      (528)
                             --------      ---------------  --------

November 29, 1992             2,400.3      $   5.63-$32.44  $ 44,598
Granted                         594.7         16.31- 19.69    11,099
Terminated                     (290.5)         5.63- 32.44    (5,791)
Exercised                       (44.5)        15.63- 17.00      (749)
                             --------      ---------------  --------

November 28, 1993             2,660.0      $   5.63-$31.13  $ 49,157
                             ========      ===============  ========


Included in the 1991 activity is the cancellation and regrant of 1,327,190 options at $16.87 per share. Regranted options vest over a four-year period irrespective of vested status of cancelled options.

At year end 1993 and 1992, options to purchase 1,003,416 shares and 591,556 shares, respectively, were exercisable at prices ranging from $5.63 to $31.13 and from $5.63 and $32.44, respectively.

Shares available for option grants at year end 1993 and 1992 were 2,407,345 and 711,515, respectively.

The Company has a remaining reserve of approximately 98,000 shares of its authorized but unissued common stock for issuance under an employee stock purchase plan.

The stock purchase plan covers substantially all employees of the parent company and its domestic subsidiaries. Common stock purchases are paid through periodic payroll deductions of up to 10% of eligible compensation. The participant's purchase price is 85% of the lower of the closing market price on the first trading day or the last trading day of the quarter in which the stock is purchased by the employee. The Company has issued 901,179 shares of its stock (including 345,339 treasury shares) under this plan as of November 28, 1993.

EMPLOYEE BENEFIT PLANS

The Company has a Savings and Deferred Profit Sharing Plan qualified under section 401(k) and 401(a) of the Internal Revenue Code. This Plan is designed to enable eligible U.S. employees to share in the profits of the Company and supplement their retirement income. The Company contributes to the Plan up to 10% of consolidated pretax income before contributions under the Plan. Profit sharing expenses under this plan were $0.7 million, $0.6 million and $0.5 million in fiscal years 1993, 1992 and 1991, respectively. The Company matches up to $1,000 of each employee's contributions to the Plan, depending on length of service. Measurex's matching contributions to the Plan were $0.8 million, $0.9 million and $0.8 million in 1993, 1992 and 1991, respectively.

Certain foreign employees are eligible to participate in similar profit sharing programs or local pension plans. With respect to these plans, the pension benefit obligations and plan assets were not material. Total pension expense under these foreign pension plans was $1.2 million, $1.5 million and $1.5 million for 1993, 1992 and 1991, respectively.

INCOME TAXES

The provision (credit) for income taxes consists of the following:

                                 1993      1992      1991
                              -------   -------   -------
Current income taxes:
   United States              $   386   $ 1,695   $ 1,923
   Foreign                      6,059     3,838     3,718
   State                          326       395       315
                              -------   -------   -------
                                6,771     5,928     5,956
                              -------   -------   -------
Deferred income taxes:
   United States               (3,862)   (2,986)   (4,716)
   Foreign                      1,555    (2,889)   (1,110)
                              -------   -------   -------
                               (2,307)   (5,875)   (5,826)
                              -------   -------   -------
Extraordinary credit from
  utilization of foreign
  tax loss carryforwards          -         911       -
                              -------   -------   -------

Provision for income taxes    $ 4,464   $   964   $   130
                              =======   =======   =======

The foreign provision for income taxes is based on foreign pretax earnings of approximately $19.3 million, $4.6 million and $8.1 million in 1993, 1992 and 1991, respectively.

In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This Statement is effective for the Company's fiscal year 1994. The estimated cumulative effect of implementing the Statement will be to reduce the deferred tax liability by approximately $0.5 million in the first quarter of 1994.

The major components of the provision not currently payable result from:

                                             1993      1992      1991
                                           --------  --------  --------
Taxes provided on
  undistributed earnings of
  foreign subsidiaries                     $ 1,472   $   -     $   510
Tax accounting for:
   Finance leases                              927       749       642
   Depreciation                               (537)     (898)     (187)
   Inventory reserves                         (930)     (700)     (703)
   Noncollection and system
     return reserves                          (638)      (73)      (25)
   Deferred compensation                       376       137      (220)
   Capitalized software                       (557)      818      (140)
   Installment sales                           857      (427)     (116)
   Restructuring costs                       1,510    (1,702)   (1,424)
   Other accrued expenses                    1,358      (854)     (259)
Repatriation of earnings from
  foreign subsidiaries paid out
  of previously provided taxes              (5,277)   (2,471)   (3,388)
Unrealized foreign exchange gain (loss)       (225)      118       272
Other                                         (643)     (572)     (788)
                                           -------   -------   -------
                                           $(2,307)  $(5,875)  $(5,826)
                                           =======   =======   =======

The Company has not provided for United States income taxes on the earnings of certain foreign subsidiaries that are considered invested indefinitely outside the United States. The cumulative earnings of the foreign subsidiaries that are considered permanently invested outside the United States amounted to $64.0 million at November 28, 1993.

The manufacturing profits from the Company's subsidiary in the Republic of Ireland are subject to a 10% tax until the year 2010.

At November 28, 1993, the Company has in various foreign subsidiaries net operating loss carryforwards of approximately $13.7 million and tax credit carryforwards of approximately $1.8 million at current exchange rates. $8.9 million of the net operating loss carryforwards and $0.9 million of the tax credit carryforwards will expire in varying amounts between 1994 and 2000.
These carryforwards will reduce net tax expense for financial report purposes if utilized.

The principal items accounting for the difference between income taxes computed at the United States statutory rate and the provision for income taxes are as follows:

                                            1993     1992    1991
                                          --------  ------  -------
United States statutory tax                $4,310  $  571  $   176
Effect of:
   Undistributed earnings of
     foreign subsidiaries deemed
     permanently reinvested                   (77)   (479)  (1,243)
   Tax credits                                 35      33     (310)
   Foreign sales corporation                 (322)   (879)     -
   Income of foreign subsidiaries
     taxed at differing statutory
     rates                                     35     637      364
   Losses of foreign subsidiaries not
     providing tax benefit                    634   2,029    1,767
   Tax exempt investment income              (288)   (268)    (606)
   State income taxes                         215     230      158
   Reduction in taxes due to favorable
     settlement and closing of prior
     tax years                                -      (864)     -
   Other items                                (78)    (46)    (176)
                                           ------  ------  -------

Provision for income taxes                 $4,464  $  964  $   130
Extraordinary credit from
  utilization of foreign
  tax loss carryforwards                      -      (911)     -
                                           ------  ------  -------
Net tax expense                            $4,464  $   53  $   130
                                           ======  ======  =======

GAIN ON SALE OF TECHNOLOGY AND ASSETS

In January 1992, Measurex sold all rights to the PlantWorks(TM): Application Automation Edition(TM) software package and certain other assets of its subsidiary, Measurex Automation Systems, to International Business Machines Corporation (IBM), which resulted in a pretax gain of $2.4 million.

TRANSACTIONS WITH AFFILIATED COMPANY

In the second quarter of 1990, the Company entered into a cooperative arrangement with Beloit Corporation for integrated marketing and sales of all Measurex controls with Beloit's full line of pulp and paper machinery. Simultaneously executed, was a seven-year "standstill" agreement between Measurex and Harnischfeger Industries Inc., Beloit's parent company, whereby Harnischfeger purchased 20% of Measurex's common stock on the open market. Revenues and ending accounts receivable with Beloit for the year ending November 28, 1993 were immaterial.

BUSINESS SEGMENTS

The Company operates in one principal industry segment: the design, development, manufacture, sales and service of computer-integrated manufacturing systems.
The Company sells these products to the pulp and paper, plastics, metals, rubber and chemical industries. Approximately 80% of the Company's system revenue is from the pulp and paper industry in 1993, 1992 and 1991.

No single customer accounted for 10% or more of revenues during 1993, 1992 or 1991.

The Company's products are principally distributed and serviced through its own marketing and service organizations. Operations are conducted worldwide and are grouped into three geographic areas: United States, Europe, and Other International (primarily Canada, the Pacific Rim, and the Southern Hemisphere countries).

The following table summarizes the geographic operations of the Company:

(Dollar amounts in millions)     1993     1992     1991
- ------------------------------  -------  -------  -------
Revenues from unaffiliated
   customers:
   United States                $ 94.5   $ 88.6   $ 80.4
   Europe                         79.5     93.4    111.2
   Other International            80.0     70.6     62.4
                                ------   ------   ------
     Consolidated               $254.0   $252.6   $254.0
                                ------   ------   ------

Earnings (loss) from
   operations:
   United States                $ (3.4)  $ (4.0)  $ (3.8)
   Europe                          4.7     (2.4)     3.5
   Other International            11.5      4.8     (1.9)
   Corporate                      (5.3)    (6.2)    (6.2)
                                ------   ------   ------
      Consolidated              $  7.5   $ (7.8)  $ (8.4)
                                ------   ------   ------

Identifiable assets:
   United States                $116.6   $117.1   $ 92.9
   Europe                         48.5     56.9     77.6
   Other International            55.1     45.9     54.7
   Corporate                      98.1    103.0    114.3
                                ------   ------   ------
      Consolidated              $318.3   $322.9   $339.5
                                ------   ------   ------

The Company's manufacturing operations sell systems to its sales and service operations. Sales to non-U.S. subsidiaries from U.S. manufacturing operations were $43.7 million in 1993, $46.6 million in 1992 and $50.4 million in 1991. Sales to United States and European affiliates from the Canadian manufacturing operations acquired in 1991 were $21.4 million and $16.9 million in 1993 and 1992, respectively. Sales to affiliates from other geographic areas were not significant. Internal selling prices are designed to allocate manufacturing profits to manufacturing entities and sales and service profits to sales and service entities.

The United States revenues from unaffiliated overseas customers in 1993, 1992 and 1991, were not significant.

Corporate identifiable assets include short-term cash investments and marketable securities.

Report of Independent Accountants

TO THE SHAREHOLDERS, MEASUREX CORPORATION

We have audited the accompanying consolidated balance sheets of Measurex Corporation as of November 28, 1993 and November 29, 1992 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended November 28, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of Measurex Corporation as of November 28, 1993 and November 29, 1992, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended November 28, 1993, in conformity with generally accepted accounting principles.


/s/  COOPERS & LYBRAND


San Jose, California
December 15, 1993

SUPPLEMENTAL FINANCIAL DATA

Interim Financial Information (Unaudited)

(Dollar amounts in thousands                       1993 Quarter Ended
                                 ------------------------------------
except per share data)           Feb. 28  May 30   Aug. 29    Nov. 28
- -------------------------------  -------  -------  --------  --------
Revenues                         $61,839  $66,141   $64,268   $61,749
Gross margin                      20,009   23,678    23,607    22,474
Income before income taxes         2,713    3,344     3,604     3,018
Net income                         1,736    2,174     2,343     1,962
Net income per share                 .10      .12       .13       .11
Dividends per share                  .11      .11       .11       .11


(Dollar amounts in thousands                       1992 Quarter Ended
                                 ------------------------------------
except per share data)           Mar. 1   May 31   Aug. 30    Nov. 29
- -------------------------------  -------  -------  --------   -------
Revenues                         $62,105  $62,869   $61,823   $65,790
Gross margin                      22,190   21,839    22,158    19,342
Income (loss) before
  income taxes and
  extraordinary credit             5,179    3,092     2,470    (9,063)
Income (loss) before
  extraordinary credit             3,625    2,103     1,581    (6,595)
Extraordinary credit                 -        -         -         911
Net income (loss)                  3,625    2,103     1,581    (5,684)
Income (loss) per share
  before extraordinary credit        .20      .11       .09      (.36)
Extraordinary credit
  per share                          -        -         -         .05
Net income (loss)
  per share                          .20      .11       .09      (.31)
Dividends per share                  .11      .11       .11       .11

In the fourth quarter of 1992, the Company recorded pretax provisions of $9.0 million for worldwide restructuring programs.

Market For The Registrant's Common Stock and Related Security Holder Matters

The Company's common shares are listed on the New York and Pacific Stock Exchanges.

As of November 28, 1993, there were 1,486 shareholders of record. Dividends of $.44 per share were paid in 1993 and 1992.

                     1993 Price         1992 Price
                  ----------------   ----------------
                  High         Low   High         Low
                  ----------------   ----------------
    1st Quarter   $20      $17 3/8   $23      $15 3/8
    2nd Quarter    18 7/8   16 1/8    24 3/4   18 7/8
    3rd Quarter    19 7/8   17 1/8    19 5/8   18 1/4
    4th Quarter    20 3/4   18        18 3/4   15 3/8


Selected Financial Data

Six years ended November 28, 1993
(Dollar amounts in thousands
except per share data)                    1993       1992        1991        1990       1989       1988
- -------------------------------------------------------------------------------------------------------

Revenues:
   Systems                            $152,839   $148,367    $148,249    $170,619   $195,508   $184,220
   Service and other                   101,158    104,220     105,730      95,579     89,839     81,020
      Total revenues                   253,997    252,587     253,979     266,198    285,347    265,240
- -------------------------------------------------------------------------------------------------------

Gross Margin:
   Systems                            $ 53,111   $ 49,123    $ 54,534    $ 71,712   $ 95,201   $ 94,075
   Service and other                    36,657     36,406      33,312      33,400     33,206     27,338
- -------------------------------------------------------------------------------------------------------
      Total gross margin                89,768     85,529      87,846     105,112    128,407    121,413
- -------------------------------------------------------------------------------------------------------

Earnings (loss) from operations       $  7,500   $ (7,752)   $ (8,448)   $ 19,460   $ 37,915   $ 39,855
Income before income taxes and
  extraordinary credit                  12,679      1,678         519      30,374     50,923     48,747
Income before extraordinary credit       8,215        714         389      22,522     40,682     37,066
Net income                               8,215      1,625         389      22,522     40,682     37,066

Income per share before
  extraordinary credit                     .46        .04         .02        1.26       2.17       1.95
Net income per share                       .46        .09         .02        1.26       2.17       1.95
Dividends per share                        .44        .44         .44         .43        .37        .27

System orders                          151,000    156,000     127,000     168,000    189,000    203,000
System backlog                          91,000     95,000      91,000     109,000    109,000    120,000
- -------------------------------------------------------------------------------------------------------

Gross margin:
   Systems                               34.7%      33.1%       36.8%       42.0%      48.7%      51.1%
   Service and other                     36.2%      34.9%       31.5%       34.9%      37.0%      33.7%
      Total gross margin                 35.3%      33.9%       34.6%       39.5%      45.0%      45.8%
Earnings (loss) from operations           3.0%      (3.1%)      (3.3%)       7.3%      13.3%      15.0%
Net income                                3.2%       0.6%        0.2%        8.5%      14.3%      14.0%
Income tax rate                          35.2%      57.4%       25.0%       25.9%      20.1%      24.0%
- -------------------------------------------------------------------------------------------------------

Working capital                       $137,720   $133,305    $154,744    $185,237   $186,798   $176,429
Total assets                           318,316    322,884     339,539     337,477    333,010    303,875
Total debt                              21,299        891       5,033       5,196      5,257      6,721
Shareholders' equity                   211,864    218,453     231,718     238,640    230,074    204,487
- -------------------------------------------------------------------------------------------------------

Current ratio                           2.8:1      2.6:1       2.9:1       3.7:1      3.5:1      3.4:1
Return on beginning equity                3.8%        .7%         .2%        9.8%      19.9%      21.8%
Return on beginning assets                2.5%        .5%         .1%        6.8%      13.4%      14.2%
Book value per share                  $ 11.87    $ 12.12     $ 12.82     $ 13.33    $ 12.51    $ 11.02
- -------------------------------------------------------------------------------------------------------

Total product development costs       $ 22,871   $ 25,292    $ 26,258    $ 28,226   $ 29,970   $ 26,177
Reimbursement from
  co-development programs                 -           (44)       (927)     (3,451)    (5,105)    (3,965)
Capitalized software costs (a)          (1,725)    (4,636)     (2,332)     (4,535)    (3,180)    (3,027)
- -------------------------------------------------------------------------------------------------------
   Product development expense        $ 21,146   $ 20,612    $ 22,999    $ 20,240   $ 21,685   $ 19,185
- -------------------------------------------------------------------------------------------------------
Capital expenditures                  $  8,329   $  7,781    $  8,211    $ 15,484   $ 25,010   $ 10,265
Number of employees                      2,250      2,310       2,530       2,580      2,770      2,620
Shares outstanding (thousands)          17,844     18,028      18,077      17,897     18,394     18,561
=======================================================================================================

(a) Computer software costs capitalized in accordance with Statement of Financial Accounting Standards No. 86.