Form 10-K, Exhibit 13
period 1994-11-27
MEASUREX CORP /DE/
filed 1995-02-24
CIK 751190

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Measurex continues to maintain a strong financial position with cash and cash equivalents and short-term investments of $109.3 million as of the fiscal 1994 year-end. The Company believes that its existing cash balances, lines of credit and cash provided by operations will provide adequate flexibility to fund the Company's operating needs, capital expenditures and cash dividends through fiscal year 1995.

Subsequent to year-end, on December 29, 1994, the Company bought back two million shares of its stock held by Harnischfeger Industries, Inc., reducing Harnischfeger's holdings to 10% from 20%. The total value of the transaction is $43.6 million.

On December 14, 1994, the Company acquired the Webart Division of The Ohmart Corporation, and its family of on-line measurement and control systems. Under the terms of the agreement, Ohmart transfered Webart products, engineering, services and other assets of the division to Measurex for $3.4 million in cash.

On February 10, 1995, the Company entered into a $50 million Credit Agreement with a group of banks providing for an unsecured multi-year revolving credit facility. The Company will be able to borrow funds under this facility through February, 1998.

This facility replaces $10 million of the lines of credit in place at November 27, 1994.

This expansion of the Company's lines of credit, along with its existing cash balances and cash provided by operations, will be available for general corporate purposes.

Net cash generated by operations for the fiscal year ended November 27, 1994 totaled $10.5 million. Net income adjusted for noncash items was $23.9 million, unchanged from 1993. Cash generated by operations was decreased by an $8.8 million increase in accounts and contracts receivable that is a result of higher leasing activity. Contracts receivable from three major customers
amounted to approximately $17 million at year-end 1994.   The decrease in
accounts payable and accrued expenses is related mainly to payments made for restructuring costs and other expenses which were accrued in 1992.

Net cash used in investing activities totaled approximately $0.6 million during fiscal 1994 compared to $6.9 million in 1993. In 1994, the Company reduced its investment in preferred stocks by $8.3 million. Investments in property, plant and equipment totaled $6.7 million during fiscal 1994, down from approximately $8.3 million in 1993 as no major facility expansion occurred during the current year. The reduction in cash used for investing activities also reflects the use of approximately $1.7 million in the acquisition of Roibox Oy in April 1993. Offsetting these reductions, capitalized software increased by $1.1 million from 1993 to approximately $2.8 million in 1994.

Cash used in financing activities during 1994 was $4.1 million compared with cash provided by financing activities of approximately $8.7 million during fiscal 1993. In May 1993, the Company borrowed $20.0 million under a 5.35% five year unsecured bank loan. Proceeds from the loan were used to support the Company's United States equipment lease portfolio and to provide a hedge against interest rate fluctuations. In July 1994, the Company borrowed $4.1 million against its unsecured multicurrency line of credit. The proceeds of the loan were used to fund the working capital needs of its subsidiary in Japan. The Company was in compliance with all loan covenants at year-end 1994. During 1994, the Company used cash to reduce outstanding debt by approximately $5.0 million and to pay dividends totaling approximately $7.9 million, partially offset by $4.7 million in proceeds received from employee stock option and purchase plans.

As a result of the above operating, investing and financing activities and giving effect to exchange rate fluctuations, the Company's cash and cash equivalents increased by $6.2 million from $76.0 million at year-end 1993 to $82.2 million at November 27, 1994 while short-term investments decreased $8.3 million to $27.0 million. The Company's current ratio is 2.5 at November 27, 1994 compared to 2.8 at the end of the prior year. Total debt decreased to 9% of shareholders' equity at the end of 1994, compared to 10% a year ago.

As of November 27, 1994, the Company's principal sources of liquidity included cash, cash equivalents and short-term investments of $109.3 million and unsecured bank lines of credit of $30.0 million, of which $9.3 million was committed to letters of credit and $4.1 million to short term debt. The lines of credit increased by $5.0 million over 1993 and expire in 1995.

RESULTS OF OPERATIONS

System orders for 1994 were $160 million, an increase of $9 million (6%) from $151 million in 1993, and an increase of $4 million (3%) from $156.0 million in 1992. During 1994, increased orders occurred primarily in the United States with declines in Japan and Latin America partially offset by increases in Europe and Asia. In 1993, orders in Canada and Japan increased while Latin American and European orders were lower than in 1992. Worldwide pulp and paper orders were $138 million in 1994, an increase of $11 million (9%) from orders totaling $127 million in 1993 and an increase of $9 million (7%) from 1992. In 1994, pulp and paper orders in the United States increased 25% to $55 million from $44 million in 1993 and 28% from $43 million in 1992, reflecting a strong market share and paper companies' focus on upgrade and replacement of existing systems. Industrial Systems orders were $22 million, a decrease of $2 million (8%) from 1993 and a decline of $5 million (19%) from 1992.

System backlog at the end of fiscal 1994 was $92 million which is slightly higher than the backlog of $91 million at the end of 1993. Approximately 90% of the $92 million year-end 1994 backlog is scheduled to be shipped during fiscal 1995.

System revenue was $156.3 million in 1994, a $3.5 million (2%) increase from $152.8 million in 1993, and a $7.9 million (5%) increase from $148.4 million in 1992. Increased shipments of web inspection systems from the Measurex Roibox Division is the principal factor in revenue growth in 1994. In 1993, increased revenue over 1992 was due largely to the increased shipments of cross-direction control systems from the Measurex Devron Division. However, overall sales growth continued to be restrained by a depressed European market in the paper industry and ongoing price competition. Service and other revenues of $103.7 million increased $2.5 million (2%) from $101.2 million in 1993, and decreased $0.5 million from $104.2 million in 1992. The increase in service revenue in 1994 is due mainly to increases in spare part sales. The decline in service and other revenue from 1992 to 1993 was due to changes in foreign currency exchange rates.

Margins on systems revenue were 36% in fiscal 1994 compared to 35% and 33% in 1993 and 1992, respectively. System margins improved during fiscal 1994 due primarily to the MXOpen product line start-up costs and initial installation costs incurred in 1993. Additionally, the Company had experienced project overruns on systems produced by its Management Systems Division in 1993, which negatively impacted system margins. The system margin improvement in 1993 over 1992 was related to lower spending at the Company's Irish manufacturing facility and more efficient use of existing capacity at Measurex's Devron Division.

Service and other margins were 37% in 1994 compared to 36% in 1993, and 35% in 1992. The continued improvement in service margins in 1994 and 1993 reflected ongoing cost controls and better utilization of field service resources.

Product development costs were $22.7 million in 1994, down slightly from $22.9 million in 1993 and $25.2 million in 1992. Of this total, Measurex capitalized $2.7 million, $1.7 million, and $4.6 million of software development costs in fiscal 1994, 1993 and 1992, respectively. Measurex amortized $4.2 million, $3.4 million and $1.7 million of capitalized software to systems costs in 1994, 1993 and 1992, respectively. The increase in amortization in 1994 and 1993 is attributable to the MXOpen software released in 1992.

Selling and administrative expenses were $63.4 million in 1994, a $2.3 million (4%) increase from $61.1 million in 1993 and a $0.3 million decrease from $63.7 million in 1992. The increase in 1994 profit sharing and commissions were mainly responsible for the increase in selling and administrative expense. In 1994, the pretax profit used in calculating profit sharing expense excluded the charge for exit costs. Additionally, the increase in expenditures in 1994 over 1993 was partially attributable to the inclusion of Roibox operations beginning in the second quarter of 1993. The lower selling and administrative expenses in 1993 compared to 1992 were in part due to reduced spending and a $0.8 million insurance claim settlement received.

In September 1994, the Company announced its intention to reorganize a portion of its operations by establishing an independent Industrial Systems Division to better focus on the plastics, aluminum and other industries. The Company indicated that it had also established a cross-functional team organization for the Cupertino and Ireland operations. In addition, some other facilities and organizations are being consolidated. These actions resulted in the reduction of 106 positions. The changes were approved by the Board of Directors on September 7, 1994 and resulted in a $6.4 million charge for exit costs in the fourth quarter of fiscal 1994. In 1992, to reduce annual spending and improve efficiency, the Company provided restructuring reserves of $9.0 million for personnel reductions and plant consolidations.

Interest income and other decreased by $.4 million (7%) to $5.7 million in 1994 and decreased by $1.7 million (22%) in 1993 from 1992. In 1994, this reduction is due primarily to a $1.2 million write-off of unrealized losses on short-term investments available-for-sale, that is not expected to be recovered, offset by higher interest rates earned on existing investments. In 1993, both lower average cash balances and lower interest rates, especially in Europe, contributed to the decline in interest income. It is management's expectation that interest income in 1995 will be lower than 1994 due to the purchase of two million shares of common stock from Harnischfeger Industries, Inc. Additionally, interest income in 1995 is dependent upon interest rates and cash flow from operations.

In the first quarter of 1994, the Company elected to adopt Financial Accounting Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Investments held-to-maturity are stated at amortized cost. All securities deemed available-for-sale are reported at fair value with net unrealized gains and losses reported net of related taxes as a separate component of shareholders' equity. When the decline in market value is considered other than temporary, the loss is charged to income. The impact of adoption was not material.

The Company's effective tax rate in 1994 was 39% compared with 35% and 57% in 1993 and 1992, respectively. This increase during fiscal 1994 reflects a change in the geographic mix of earnings in countries in which the Company operates. Comparing 1994 and 1993 to 1992, the reduction in the effective tax rate was in part due to losses incurred by several subsidiaries which could not be benefited for tax purposes in 1992. In the first quarter of 1994, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of this change increased net income by $0.5 million, or $0.03 per share for the fiscal year ended November 27, 1994.

Net income for 1994 was $6.1 million, a decrease of $2.1 million from $8.2 million in 1993 and an increase of $4.5 million from $1.6 million in 1992. Fiscal 1994 net income was $0.34 per share compared to $0.46 and $0.09 per share in 1993 and 1992, respectively.

CONSOLIDATED STATEMENTS OF INCOME

Three years ended November 27, 1994
(Dollar amounts in thousands except per share data)

                                                        1994        1993        1992
                                                      ---------   ---------   ---------

REVENUES
Systems                                               $156,294    $152,839    $148,367
Service and other                                      103,685     101,158     104,220
                                                      --------    --------    --------
   Total revenues                                      259,979     253,997     252,587
                                                      --------    --------    --------


OPERATING COSTS AND EXPENSES
Systems                                                100,077      99,728      99,244
Service and other                                       65,288      64,501      67,814
Product development                                     19,992      21,146      20,612
Selling and administrative                              63,441      61,122      63,695
Exit and restructuring costs                             6,381         --        8,974
                                                      --------    --------    --------
   Total operating costs and expenses                  255,179     246,497     260,339
                                                      --------    --------    --------

Earnings (loss) from operations                          4,800       7,500      (7,752)
                                                      --------    --------    --------

OTHER INCOME (EXPENSE)
Interest expense                                        (1,335)       (948)       (810)
Interest income and other, net                           5,687       6,127       7,831
Gain on sale of technology and assets                       --          --       2,409
                                                      --------    --------    --------
   Total other income, net                               4,352       5,179       9,430
                                                      --------    --------    --------

Income before income taxes, extraordinary credit
 and cumulative effect of accounting change              9,152      12,679       1,678
Provision for income taxes                               3,569       4,464         964
                                                      --------    --------    --------
Income before extraordinary credit and
 cumulative effect of accounting change                  5,583       8,215         714
Extraordinary credit from utilization of
  tax loss carryforwards                                    --          --         911
                                                      --------    --------    --------
Income before cumulative effect of accounting
   change                                                5,583       8,215       1,625
Cumulative effect of accounting change                     524          --          --
                                                      --------    --------    --------
  Net income                                          $  6,107    $  8,215    $  1,625
                                                      ========    ========    ========

Net income per share:
Income before extraordinary credit and
 cumulative effect of accounting change               $    .31        $.46        $.04
Extraordinary credit                                        --          --         .05
Cumulative effect of accounting change                $    .03          --          --
                                                      --------    --------    --------
Net income per share                                  $    .34        $.46        $.09
                                                      ========    ========    ========

Dividends per share                                   $    .44        $.44        $.44
                                                      ========    ========    ========

Average number of common and
  common equivalent shares (thousands)                  18,189      18,051      18,296
                                                      ========    ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

November 27, 1994 and November 28, 1993
(Dollar amounts in thousands except per share data)              1994        1993
- ----------------------------------------------------------   --------    --------
ASSETS

Current assets:
   Cash and cash equivalents                                 $ 82,254    $ 76,040
   Short-term investments                                      27,030      35,371
   Accounts receivable                                         61,583      55,126
   Inventories                                                 24,685      35,697
   Prepaid and other                                           11,957      11,473
                                                             --------    --------
     Total current assets                                     207,509     213,707
                                                             --------    --------

Contracts receivable                                           32,139      26,651
Service parts, net                                             12,286       3,178
Property, plant and equipment, net                             49,655      53,161
Other assets                                                   18,234      21,619
                                                             --------    --------
     Total assets                                            $319,823    $318,316
                                                             ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Current portion of long-term debt                         $  4,387    $  4,516
   Short term debt                                              4,063          --
   Accounts payable                                             5,989       6,732
   Accrued expenses                                            65,686      62,594
   Income taxes payable                                         3,848       2,145
                                                             --------    --------
     Total current liabilities                                 83,973      75,987
                                                             --------    --------

Long-term debt                                                 12,167      16,783
Deferred income taxes                                           6,500      13,682
Commitments and contingencies
Shareholders' equity:
   Preferred stock, $.01 par value;
    authorized: 10,000,000 shares;
    issued and outstanding: none
   Common stock, $.01 par value;
    authorized: 50,000,000 shares; outstanding
    1994 - 19,019,975 shares, 1993 - 19,036,948 shares            190         190
   Additional capital                                          75,115      75,202
   Retained earnings                                          162,836     167,211
   Cumulative translation adjustments                          (3,301)     (5,707)
   Less:  Treasury stock at cost: 1994 - 889,562 shares,
     1993 - 1,192,726 shares                                  (17,657)    (25,032)
                                                             --------    --------
     Total shareholders' equity                               217,183     211,864
                                                             --------    --------
     Total liabilities and shareholders' equity              $319,823    $318,316
                                                             ========    ========




The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                 Cumulative
                                                            Common    Additional    Retained    Translation    Treasury
                                                            Stock       Capital     Earnings    Adjustments      Stock       Total
                                                           --------   -----------   ---------   ------------   ---------   ---------

Three years ended November 27, 1994 (Dollar amount in thousands except per share data)

Balance December 1, 1991                                       $190      $75,074    $175,783        $ 4,237    $(23,566)   $231,718

Proceeds from treasury stock
  issued under employee
  stock purchase and stock
  option plans (104,539 shares)
  including related tax benefits                                --           107         --             --        2,953       3,060
Excess of cost of treasury shares
  issued over proceeds received                                 --           --       (1,334)           --          --       (1,334)
Foreign currency translation                                    --           --          --          (6,256)        --       (6,256)
Net income                                                      --           --        1,625            --          --        1,625
Dividends ($.44 per share)                                      --           --       (7,976)           --          --       (7,976)
Treasury stock acquired
  (152,500 shares)                                              --           --          --             --       (2,384)     (2,384)
                                                               ----      -------    --------    -----------    --------    --------
Balance November 29, 1992                                       190       75,181     168,098         (2,019)    (22,997)    218,453
                                                               ----      -------    --------    -----------    --------    --------
Proceeds from treasury stock
  issued under employee
  stock purchase and stock
  option plans (115,103 shares)
  including related tax benefits                                --            21         --             --        3,125       3,146

Excess of cost of treasury shares
  issued over proceeds received                                 --           --       (1,216)           --          --       (1,216)
Foreign currency translation                                    --           --          --          (3,688)        --       (3,688)
Net income                                                      --           --        8,215            --          --        8,215
Dividends ($.44 per share)                                      --           --       (7,886)           --          --       (7,886)
Treasury stock acquired
   (298,600 shares)                                             --           --          --             --       (5,160)     (5,160)
                                                               ----      -------    --------    -----------    --------    --------
Balance November 28, 1993                                       190       75,202     167,211         (5,707)    (25,032)    211,864
                                                               ----      -------    --------    -----------    --------    --------
Proceeds from treasury stock
   issued under employee
   stock purchase and stock
   option plans (303,164 shares)
   including related tax benefits                               --           (87)        --             --        7,375       7,288

Excess of cost of treasury shares
   issued over proceeds received                                --           --       (2,596)           --          --       (2,596)
Foreign currency translation                                    --           --          --           2,406         --        2,406
Net Income                                                      --           --        6,107            --          --        6,107
Dividends ($.44 per share)                                      --           --       (7,886)           --          --       (7,886)
                                                               ----      -------    --------    -----------    --------    --------
Balance November 27, 1994                                      $190      $75,115    $162,836        $(3,301)   $(17,657)   $217,183
                                                               ====      =======    ========    ===========    ========    ========

   The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         1994        1993        1992
                                                                       --------    --------    --------
Three years ended November 27, 1994 (Dollar amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                             $  6,107    $  8,215    $  1,625
Non-cash items included in net income:
  Depreciation and amortization:
    Service parts                                                         1,032       1,055       1,331
    Property, plant and equipment                                         9,343       9,997       9,933
    Capitalized software and goodwill                                     4,921       3,935       2,318
  Deferred income taxes                                                  (3,883)     (2,307)     (5,875)
  Translation (gain) loss                                                  (496)       (506)        775
  Inventory reserves                                                      2,216       3,473       2,954
  Gain on sale of technology                                                --          --       (2,409)
  Exit and restructuring costs                                            4,662         --        8,974
Net (increase) decrease in:
  Accounts and contracts receivable                                      (8,795)     (7,420)     (4,998)
  Inventories and service parts                                            (374)     (3,912)     (3,687)
  Prepaid and other                                                       2,034         792       2,533
Net increase (decrease) in:
  Accounts payable and accrued expenses                                  (4,289)    (12,333)       (906)
  Income taxes payable                                                   (2,901)        468        (674)
Other, net                                                                  900         822        (351)
                                                                       --------    --------    --------
Net cash provided by operating activities                                10,477       2,279      11,543
                                                                       --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of held-to-maturity securities                                 (37,009)    (33,781)    (69,799)
Purchase of available-for-sale securities                                (3,360)    (31,684)    (12,145)
Sale of available-for-sale securities                                    11,864      25,155      13,597
Maturities of held-to-maturity securities                                36,846      45,176      42,535
Acquisition of property, plant and equipment                             (6,716)     (8,329)     (7,781)
Acquisition of subsidiary, net of cash acquired                             --       (1,668)        --
Proceeds from sale of facility and other assets                             575         --        5,955
Capitalized software                                                     (2,787)     (1,725)     (4,636)
                                                                       --------    --------    --------
Net cash used in investing activities                                      (587)     (6,856)    (32,274)
                                                                       --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES
Additions to short-term debt                                              4,063         --          --
Additions to long-term debt                                                 --       21,971         --
Payment of long-term debt                                                (4,975)     (2,191)     (3,967)
Dividends                                                                (7,886)     (7,886)     (7,976)
Stock issued under employee stock purchase and
   stock option plans                                                     4,692       1,930       1,726
Payment for treasury stock                                                  --       (5,160)     (2,384)
                                                                       --------    --------    --------
Net cash provided by (used in) financing activities                      (4,106)      8,664     (12,601)
                                                                       --------    --------    --------

Effect of exchange rate fluctuations on cash and
   cash equivalents                                                         430      (2,415)     (5,008)
Net increase (decrease) in cash and cash equivalents                      6,214       1,672     (38,340)
Cash and cash equivalents at beginning of year                           76,040      74,368     112,708
                                                                       --------    --------    --------
Cash and cash equivalents at end of year                               $ 82,254    $ 76,040    $ 74,368
                                                                       ========    ========    ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest                                                             $  1,335    $    948    $    810
  Income taxes                                                         $  8,167    $  5,509    $  8,172


The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR - The Company uses a 52-53 week fiscal year. References to 1994, 1993 and 1992 are for fiscal years ended November 27, 1994, November 28, 1993, and November 29, 1992, respectively. Fiscal years 1994, 1993 and 1992 were 52 week years.

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

FOREIGN EXCHANGE CONTRACTS - The Company hedges certain international system orders using foreign exchange forward contracts to reduce the risk of loss due to foreign currency fluctuations. In addition, the Company hedges the U.S. dollar value of net asset or liability positions denominated in currencies other than the functional currency of its foreign subsidiaries and records any resulting gains or losses in interest income and other. At November 27, 1994, the Company had foreign exchange forward contracts valued at $35.0 million maturing from December 1994 through August 1995, of which 66% were denominated in European currencies, 15% denominated in Canadian Dollar, and 11% denominated in Yen. The contract amount of the foreign exchange contracts approximates fair value, which has been estimated based on the amount the Company would have had to pay to terminate these agreements at year-end. At year-end 1993 and 1992, the Company had forward contracts in the amount of $29.8 million and $29.5 million, respectively. As of year end, approximately 90% of these contracts are with one financial institution. For the purposes of the statement of cash flows, hedges are classified in the same category as the items being hedged.

REVENUE RECOGNITION - The Company generally recognizes revenue from system sales at the time of shipment provided any remaining obligations are insignificant and collection is probable. Revenue on certain software contracts are recognized on a percentage-of-completion basis. Service and other revenues are recognized as the services are provided or ratably over the life of the contracts.

PRODUCT DEVELOPMENT EXPENSES - The Company is actively engaged in basic technology and applied research and development programs which are designed to develop new or improved products and process applications. The cost of these programs is charged to expense as incurred except for certain software development costs which are capitalized as described in the "Capitalized Software" policy below.

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

INCOME TAXES - The Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" at the beginning of fiscal year 1994, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this "liability" method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities by applying enacted statutory tax rates applicable to future years in which the differences are expected to reverse.

Prior to 1994, taxes were provided for items included in the consolidated statements of income regardless of the period when such items may be reported for tax purposes ("deferred" method).

The Company provides U.S. and foreign income taxes on the portion of the accumulated earnings of the Company's foreign subsidiaries which are intended to be remitted to the parent Company within the foreseeable future.

CASH AND CASH EQUIVALENTS - Cash equivalents generally consist of certificates of deposit, time deposits and treasury notes. The Company considers all highly liquid debt instruments with an original maturity of 90 days or less to be a cash equivalent. A substantial portion of the Company's cash and cash equivalents are held by foreign subsidiaries and are generally held in U.S. dollar denominated holdings. Amounts held by foreign subsidiaries would be subject to U.S. income taxation, net of available foreign tax credits, upon repatriation to the U.S.

SHORT-TERM INVESTMENTS - The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" at the beginning of fiscal year 1994. Short-term investments include investments held-to-maturity and investments available-for-sale. Investments held-to-maturity are stated at amortized cost with original maturities between three and twelve months. Investments that are considered available-for-sale are carried at market value. Unrealized gains and losses are reported net of tax as a separate component of shareholders' equity until realized. As of year-end 1993, the short-term investments comprised debt securities and a portfolio of preferred stock for which cost approximated market. The Company enters into futures contracts to hedge the risk associated with the impact of interest rate fluctuations on its current portfolio of preferred stocks. At year end 1994 and 1993, the Company had interest rate futures contracts with notional value of $11.8 million and $6.4 million, respectively. Gains and losses on such contracts are recognized in income when changes in the value of the investment are realized.

INVENTORY VALUATION - Inventories are stated at the lower of standard cost (which approximates actual cost determined on a first-in, first-out basis) or market. Inventory costs include raw materials, direct labor and manufacturing overhead.

DEPRECIATION - Property, plant and equipment are depreciated on a straight-line basis over estimated useful lives which range as follows: buildings and improvements - 3 to 40 years; machinery and equipment - 3 to 20 years. Service parts, located in the Sales and Service organization, are depreciated on a 7-year declining balance basis. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are included in income.

NET INCOME PER SHARE - Net income per share is computed based on the weighted average number of common shares outstanding during the year adjusted to reflect the assumed exercise of outstanding employee stock options to the extent these items had a dilutive effect on the computation.

SHORT TERM INVESTMENTS

The Company has adopted Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective November 29, 1993. There was no effect on current earnings from the initial application of the new standard. The impact on shareholders' equity and assets was not material. Included in short-term investments at November 27, 1994, are debt securities classified as held-to-maturity with a carrying value of $15.8 million and a preferred stock portfolio classified as available-for-sale with a market value of $10.6 million.

The carrying value of held-to-maturity securities at November 27, 1994 approximates market and comprises the following securities:

                                      Held-to-Maturity Carrying Value
                                      -------------------------------
Commercial Paper                                   $ 4,220
Canadian Government Obligations                      4,123
Foreign Certificates of Deposits                     7,433
                                                   -------
                                                   $15,776
                                                   =======

All held-to-maturity securities mature in less than 180 days.

At November 27, 1994, the available-for-sale securities have a cost of $11.1 million, a market value of $10.6 million, and gross unrealized holding losses of $0.5 million. The cost basis reflects a $1.2 million write-down for unrealized losses that are not expected to be recovered.

The proceeds on sales of investments classified as available-for-sale for the year ended November 27, 1994 were $11.9 million on which $0.7 million of losses were realized.

As of November 27, 1994, shareholder's equity included $0.2 million, net of taxes, in unrealized losses comprised of $0.3 million in unrealized losses on the preferred stock portfolio offset by $0.1 million in deferred gains from
futures contracts used to hedge the portfolio.                   .

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

                                                     1994       1993
                                                   -------    -------
Accounts receivable                                $56,619    $52,037
Contracts receivable, current portion               11,547      8,579
Less:
Allowances for noncollection
  and system returns                                (6,583)    (5,490)
                                                   -------    -------
                                                   $61,583    $55,126
                                                   =======    =======

INVENTORIES

Inventories consist of the following:

                                1994          1993
                              --------      --------
Purchased parts and
  components                   $12,417       $18,217
Work in process                  7,724        10,733
Finished subassemblies
  and systems                    4,544         6,747
                               -------       -------
                               $24,685       $35,697
                               =======       =======

CONTRACTS RECEIVABLE

Contracts receivable consist of the following:

                                1994          1993
                              --------      --------
Contracts receivable           $51,483       $43,362
Less:
Unearned financing income       (5,738)       (6,475)
Allowance for noncollection
  and system returns            (2,059)       (1,657)
                               -------       -------
                                43,686        35,230
Current portion                (11,547)       (8,579)
                              --------       -------
                              $ 32,139       $26,651
                              ========       =======

The aggregate amount of payments receivable by the Company in fiscal years subsequent to 1994 is set forth below:

        1995 - $14,029              1998 - $6,679

        1996 - $12,312              1999 - $3,976

        1997 - $ 8,919        Thereafter - $5,568

Customer financing for systems is collaterialized by security in the related asset. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. Contracts receivable from three major customers amounted to approximately $17 million at year-end 1994.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost and consist of the following:

                                  1994        1993
                                --------    --------
Land                            $  5,533    $  5,592
Buildings and improvements        38,680      39,463
Machinery and equipment           69,922      64,950
                                --------    --------
                                 114,135     110,005
Less:
Accumulated depreciation         (64,480)    (56,844)
                                --------    --------
                                $ 49,655    $ 53,161
                                ========    ========

OTHER ASSETS

Other assets consist of the following:

                                1994      1993
                               -------   -------
Capitalized software, net      $ 5,852   $ 7,246
Goodwill and other              12,382    14,373
                               -------   -------
                               $18,234   $21,619
                               =======   =======

The decrease in capitalized software in 1994 reflects the amortization of the new MXOpen software released during late 1992. Amortization expense of capitalized software was $4.2 million, $3.4 million and $1.7 million in 1994, 1993 and 1992, respectively. The decrease in goodwill and other is mainly attributable to amortization of goodwill and patents. Goodwill is amortized on a straight-line basis over 15 years and the expected product life for software is generally estimated to be three years.

ACCRUED EXPENSES

Accrued expenses consist of the following:

                                  1994      1993
                                 -------   -------
Accrued payroll and related
 items                           $24,321   $22,333
Accrued initial service            8,903     7,059
Customer deposits                 12,377    12,078
Exit restructuring costs           4,862     3,483
Other                             15,223    17,641
                                 -------   -------
                                 $65,686   $62,594
                                 =======   =======

LINES OF CREDIT AND DEBT

As of November 27, 1994, the Company had unsecured bank line of credit agreements of $30.0 million, which provide for domestic and foreign currency borrowings, advances and guarantees, Bankers' Acceptances, and letters of credit. There was $16.7 million available in connection with these agreements at November 27, 1994.

The agreements, which expire during fiscal year 1995, require the Company to adhere to certain covenants regarding working capital, indebtedness, and minimum shareholders' equity.

The lines of credit of $30 million include a revolving credit agreement ($20 million) that provides for variable interest rate borrowings based on the London Interbank Offer Rate (LIBOR). Under a multicurrency credit agreement ($10 million), the Company may obtain loans at the lending bank's base rate plus 3/8%.

Short-term debt comprises $4.1 million (400,000,000 Yen) borrowed against the Company's unsecured multicurrency line of credit with a bank in July 1994. The proceeds of the loan were used to fund the working capital needs of the Company's subsidiary in Japan. The loan bears interest at 2.7% per annum and is due in 1995.

Long-term debt consists of the following:

                               1994       1993
                             --------   ---------
Long term loan               $15,000     $19,000
Other borrowings               1,554       2,299
                             -------     -------
                              16,554      21,299
Less amounts due within
  one year                    (4,387)     (4,516)
                             -------     -------
                             $12,167     $16,783
                             =======     =======

Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the difference between the carrying amount and fair value of the loans is immaterial.

The aggregate future principal payments of long-term debt are $4.4 million, $4.5 million, $4.5 million and $3.2 million in 1995, 1996, 1997, and 1998, respectively.

In May 1993, the Company borrowed $20 million under a 5.35% five-year unsecured term loan agreement with a bank. Proceeds from the loan were used principally to support the Company's United States equipment lease portfolio. Interest is payable quarterly, with principal payable in equal quarterly installments of $1.0 million through June 1998. The loan agreement contains certain restrictive covenants which include the maintenance of minimum consolidated cash balances of $40 million, minimum tangible net worth, and certain financial ratios. The Company was in compliance with all covenants at year-end 1994.

COMMITMENTS AND CONTINGENCIES

The Company leases various facilities and equipment under noncancellable lease agreements. Rent expense under all operating leases was approximately $4.7 million, $4.4 million, and $3.9 million in 1994, 1993 and 1992, respectively. Future minimum lease payments under these noncancellable operating leases as of November 27, 1994 are approximately $3.8 million, $2.3 million, $1.6 million, $1.5 million, and $1.3 million for fiscal years 1995, 1996, 1997, 1998, and 1999, respectively, and approximately $2.9 million in total for years following 1999.

At November 27, 1994, the Company was contingently liable for approximately $9.3 million relating principally to letters of credit issued to support collections.

The Company is subject to legal proceedings and claims that arise in the normal course of its business. In the opinion of management, these proceedings will not have a material adverse effect on the financial position and results of operations of the Company.

EXIT AND RESTRUCTURING COSTS

In the fourth quarter of 1994, the Company recorded a $6.4 million charge for exit costs relating to a restructuring plan. This plan included establishment of a cross-functional team organization for Cupertino and Ireland operations as well as consolidation of some other facilities and organizations. As a result of the plan, 106 administrative, technical and management positions were eliminated. The termination benefits cost associated with the action was $5.1 million of which $1.7 million was paid out in 1994 and the cost of the facilities consolidation was $1.3 million.

In 1992 the Company recorded a $9.0 million pretax charge for restructuring operations to reduce costs and improve efficiency. Provision was made for severance costs and other expenses related to a worldwide reduction in work force.

INTEREST INCOME AND OTHER

Interest income and other consist of the following:

                                      1994      1993      1992
                                    --------   -------   -------
Interest income                     $ 7,040    $6,523    $8,117
Loss on short-term investments       (1,220)        -         -
Foreign exchange loss                  (133)     (396)     (286)
                                    -------    ------    ------
                                    $ 5,687    $6,127    $7,831
                                    =======    ======    ======

In 1994, the Company recorded a loss of $1.2 million relating to an unrealized loss on short-term investments that is not expected to be recovered.

STOCK OPTION AND STOCK PURCHASE PLANS

Under the Company's stock option plan, 5,110,240 shares of common stock have been reserved for issuance to officers and key employees.

Options may be granted at prices not lower than the fair market value of the Company's common stock at the date of grant. Options generally become exercisable in four equal annual installments commencing one year from the date of grant. Options generally expire, if not exercised, within ten years from the date of grant. The stock option plan includes an automatic option grant program for the Company's non-employee directors. Such options expire 10 years from the date of grant.

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

A summary of transactions relating to options during fiscal years 1992, 1993 and 1994 is set forth below:

Options Outstanding
- -------------------
(Amounts in thousands
except per share data)
                            Shares     Price Per Share   Amount
                            -------    ---------------   -------
     December 1, 1991       2,025.7      $ 5.63-$32.44   $37,873
     Granted                  535.5       15.63- 22.75     9,814
     Terminated              (129.6)      16.25- 31.88    (2,561)
     Exercised                (31.3)      16.25- 16.88      (528)
                            -------      -------------   -------

     November 29, 1992      2,400.3      $ 5.63-$32.44   $44,598
     Granted                  594.7       16.31- 19.69    11,099
     Terminated              (290.5)       5.63- 32.44    (5,791)
     Exercised                (44.5)      15.63- 17.00      (749)
                            -------      -------------   -------

     November 28, 1993      2,660.0      $ 5.63-$31.13   $49,157
     Granted                  622.0       17.88- 21.88    11,705
     Terminated               (72.6)      15.63- 31.13    (1,483)
     Exercised               (233.7)       7.02- 21.06    (3,926)
                            -------      -------------   -------

     November 27, 1994      2,975.7      $ 5.63-$29.00   $55,453
                            =======      =============   =======

At year end 1994 and 1993, options to purchase 1,401,532 shares and 1,003,416 shares, respectively, were exercisable at prices ranging from $5.63 to $29.00 and from $5.63 to $31.13, respectively.

Shares available for option grants at year end 1994 and 1993 were 1,857,922 and 2,407,345, respectively.

The Company has a remaining reserve of approximately 29,000 shares of its authorized but unissued common stock for issuance under an employee stock purchase plan.

The stock purchase plan covers substantially all employees of the parent company and certain subsidiaries. Common stock purchases are paid through periodic payroll deductions of up to 10% of eligible compensation. The participant's purchase price is 85% of the lower of the closing market price on the first trading day or the last trading day of the quarter in which the stock is purchased by the employee. The Company has issued 971,121 shares of its stock (including 414,768 treasury shares) under this plan as of November 27, 1994.

EMPLOYEE BENEFIT PLANS

The Company has a Savings and Deferred Profit Sharing Plan qualified under section 401(k) and 401(a) of the Internal Revenue Code. The Company contributes to the Plan up to 10% of consolidated pretax income before contributions under the Plan. Profit sharing expenses under this plan were $0.9 million, $0.7 million and $0.6 million in fiscal years 1994, 1993 and 1992, respectively. The Company matches up to $1,000 of each employee's contributions to the Plan, depending on length of service. Measurex's matching contributions to the Plan were $0.9 million, $0.8 million and $0.9 million in 1994, 1993 and 1992, respectively.

Certain foreign employees are eligible to participate in similar profit sharing programs or local pension plans. With respect to these plans, the pension benefit obligations and plan assets were not material. Total pension expense under these foreign pension plans was $1.2 million, $1.2 million and $1.5 million for 1994, 1993 and 1992, respectively.

INCOME TAXES

The Company adopted FAS Statement No. 109, "Accounting for Income Taxes," as of November 29, 1993, and the cumulative effect of this change in accounting for income taxes was to increase net income by $0.5 million. Prior years' financial statements were not restated.

Total income tax expense for the year ended November 27, 1994, was allocated as follows:

Income from continuing operations                                       $3,569
Goodwill, for initial recognition of acquired tax benefits                (829)
Shareholders' equity, for compensation expense for tax purposes
   in excess of amounts recognized for financial reporting purposes       (286)
                                                                        ------
                                                                        $2,454
                                                                        ======

The provision (credit) for income taxes before cumulative effect of the accounting change was as follows:

                                                  1994       1993       1992
                                                 -------    -------    -------
Current income taxes:
   United States                                 $   753    $   386    $ 1,695
   Foreign                                         6,265      6,059      3,838
   State                                             434        326        395
                                                 -------    -------    -------
                                                   7,452      6,771      5,928
                                                 -------    -------    -------
Deferred income taxes:
   United States                                  (2,682)    (3,862)    (2,986)
   Foreign                                        (1,201)     1,555     (2,889)
                                                 -------    -------    -------
                                                  (3,883)    (2,307)    (5,875)
                                                 -------    -------    -------
Extraordinary credit from
  utilization of foreign
  tax loss carryforwards                              --         --        911
                                                 -------    -------    -------
Provision for income taxes                       $ 3,569    $ 4,464    $   964
                                                 =======    =======    =======

The foreign provision for income taxes is based on foreign pretax earnings of approximately $15.5 million, $19.3 million, and $4.6 million in 1994, 1993, and 1992, respectively.

In 1993 and 1992, the major components of the provision not currently payable result from:

                                                 1993       1992
                                               --------   --------
Taxes provided on
  undistributed earnings of
  foreign subsidiaries                         $ 1,472    $    -
Tax accounting for:
   Finance leases                                  927        749
   Depreciation                                   (537)      (898)
   Inventory and revenue-related reserves       (1,568)      (773)
   Deferred compensation                           376        137
   Capitalized software                           (557)       818
   Installment sales                               857       (427)
   Other accrued expenses                        2,868     (2,556)
Repatriation of earnings from
  foreign subsidiaries paid out
  of previously provided taxes                  (5,277)    (2,471)
Unrealized foreign exchange gain (loss)           (225)       118
Other                                             (643)      (572)
                                               -------    -------
                                               $(2,307)   $(5,875)
                                               =======    =======

The Company has not provided for United States income taxes on the cumulative earnings of certain foreign subsidiaries that are considered invested indefinitely outside the United States in the amount of $64.0 million at November 27, 1994.

The manufacturing profits from the Company's subsidiary in the Republic of Ireland are subject to a 10% tax until the year 2010.

At November 27, 1994, the Company has in various tax juridictions net operating loss carryforwards of approximately $12.8 million and tax credit carryforwards of approximately $4.8 million at current exchange rates. $7.3 million of the net operating loss carryforwards and $3.5 million of the tax credit carryforwards will expire in varying amounts between 1995 and 2001. A valuation allowance has been provided for a portion of the deferred tax assets related to these carryforwards.

The principal items accounting for the difference between income taxes computed at the United States statutory rate and the provision for income taxes are as follows:

                                                    1994      1993      1992
                                                    -------   -------   -------
United States statutory tax                         $3,112    $4,310    $  571
Effect of:
   Tax credits                                        (230)       35        33
   Foreign sales corporation                          (354)     (322)     (879)
   Foreign operations taxed at differing
     rates                                             396       (42)      158
   Losses of foreign subsidiaries not
     providing tax benefit                               -       634     2,029
   Tax exempt investment income                       (305)     (288)     (268)
   State income taxes                                  288       215       230
   Change in taxes due to (favorable) unfavorable
     settlement and/or closing of prior
     tax years                                         257         -      (864)
   Valuation allowance                                 322         -         -
   Other items                                          83       (78)      (46)
                                                    ------    ------    ------
Provision for income taxes                           3,569     4,464       964
Extraordinary credit from
  utilization of foreign
  tax loss carryforwards                                 -         -      (911)
                                                    ------    ------    ------
Net tax expense                                     $3,569    $4,464    $   53
                                                    ======    ======    ======

The consolidated balance sheet included the following deferred tax assets and deferred tax liabilities at November 27, 1994:



Deferred income tax assets:
  Inventory and revenue-related reserves            $ 6,324
  Accrued expenses                                    4,851
  Other                                               2,072
  Net operating loss and tax credit
   carryforwards                                      9,831
                                                    -------
Gross deferred tax assets                           $23,078
                                                    -------

Deferred income tax liabilities:
  Financial leases                                  $ 3,370
  Capitalized software                                1,989
  Depreciation                                        1,175
  Undistributed earnings of foreign subsidiaries      4,486
  Other                                                 481
                                                    -------
Gross deferred tax liabilities                       11,501
                                                    -------
Valuation allowance for deferred tax assets          (8,594)
                                                    -------
Net deferred tax assets                             $ 2,983
                                                    =======

The net change in the total valuation allowance for the year ended November 27, 1994, includes a reduction of approximately $0.8 million in the valuation allowance established at the beginning of the year for certain net operating loss carryforwards which, due to a change in circumstances, were either utilized during 1994 or are expected to be utilized.

TRANSACTIONS WITH AFFILIATED COMPANY

In the second quarter of 1990, the Company entered into a cooperative arrangement with Beloit Corporation for integrated marketing and sales of all Measurex controls with Beloit's full line of pulp and paper machinery. Simultaneously executed, was a seven-year "standstill" agreement between Measurex and Harnischfeger Industries Inc., Beloit's parent company, whereby Harnischfeger purchased 20% of Measurex's common stock on the open market. Revenues and ending accounts receivable with Beloit for the year ending November 27, 1994 were immaterial.

SUBSEQUENT EVENTS

On December 29, 1994, the Company bought back two million shares of its stock, held by Harnischfeger Industries, Inc., at $21.50 per share, reducing Harnischfeger's holdings to 10%. Harnischfeger had owned 20% of the Company stock since May of 1990.

On February 10, 1995, the Company entered into a $50 million Credit Agreement with a group of banks providing for an unsecured multi-year revoling credit facility. The Company will be able to borrow funds under this facility through February, 1998. This facility replaces $10 million of the lines of credit in place at November 27, 1994.

BUSINESS SEGMENTS

The Company operates in one principal industry segment: the design, development, manufacture, sales and service of computer-integrated manufacturing systems.
The Company sells these products to the pulp and paper, plastics, metals, rubber and chemical industries. Approximately 80% of the Company's system revenue is from the pulp and paper industry in 1994, 1993 and 1992.

No single customer accounted for 10% or more of revenues during 1994, 1993 or 1992.

The Company's products are principally distributed and serviced through its own marketing and service organizations. Operations are conducted worldwide and are grouped into three geographic areas: United States, Europe, and Other International (primarily Canada, Asia/Pacific, and the Latin American countries).

The following table summarizes the geographic operations of the Company:

(Dollar amounts in millions)        1994      1993      1992
- ----------------------------      --------   -------   -------
Revenues from unaffiliated
  customers:
    United States                  $112.8    $ 94.5    $ 88.6
    Europe                           77.7      79.5      93.4
    Other International              69.5      80.0      70.6
                                   ------    ------    ------
      Consolidated                 $260.0    $254.0    $252.6
                                   ======    ======    ======

Earnings (loss) from
  operations:
    United States                  $  3.3    $ (3.4)   $ (4.0)
    Europe                            5.5       4.7      (2.4)
    Other International               2.3      11.5       4.8
    Corporate                        (6.3)     (5.3)     (6.2)
                                   ------    ------    ------
      Consolidated                 $  4.8    $  7.5    $ (7.8)
                                   ======    ======    ======

Identifiable assets:
    United States                  $120.6    $116.6    $117.1
    Europe                           60.6      48.5      56.9
    Other International              54.5      55.1      45.9
    Corporate                        84.1      98.1     103.0
                                   ------    ------    ------
      Consolidated                 $319.8    $318.3    $322.9
                                   ======    ======    ======

The Company's manufacturing operations sell systems to its sales and service operations. Sales to non-U.S. subsidiaries from U.S. manufacturing operations were $41.5 million in 1994, $43.7 million in 1993 and $46.6 million in 1992. Sales to United States and European affiliates from the Canadian manufacturing operations acquired in 1991 were $20.2 million in 1994, $21.4 million in 1993 and $16.9 million in 1992. Sales to affiliates from other geographic areas increased to $5.2 million in fiscal year 1994 and were not significant in 1993 and 1992. Internal selling prices are designed to allocate manufacturing profits to manufacturing entities and sales and service profits to sales and service entities.

The United States revenues from unaffiliated overseas customers in 1994, 1993 and 1992, were not significant.

Corporate identifiable assets include short-term cash investments.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS, MEASUREX CORPORATION

We have audited the accompanying consolidated balance sheets of Measurex Corporation as of November 27, 1994, and November 28, 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended November 27, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of Measurex Corporation as of November 27, 1994 and November 28, 1993, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended November 27, 1994, in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements titled "income taxes," in 1994 the Company changed its method of accounting for income taxes.


/S/  COOPERS & LYBRAND LLP


San Jose, California
December 14, 1994, except note titled "subsequent events," as to which the date is February 10, 1995.

SUPPLEMENTAL FINANCIAL DATA

INTERIM FINANCIAL INFORMATION (UNAUDITED)

(Dollar amounts in thousands
except per share data)
                                                1994 Quarter Ended
                                       -------------------------------------
                                       Feb. 27   May 29    Aug. 28   Nov. 27
                                       -------   -------   -------   -------
Revenues                               $61,645   $62,578   $65,654   $70,102
Gross margin                            22,664    22,981    23,674    25,295
Income before income tax and
  cumulative effect of accounting
  change                                 3,366     3,135     4,161    (1,510)
Income before cumulative effect
  of accounting change                   2,188     1,778     2,538      (921)
Cumulative effect of accounting
  change                                   524         -         -         -
Net income                               2,712     1,778     2,538      (921)
Net income per share                       .15       .10       .14      (.05)
Dividends per share                        .11       .11       .11       .11

(Dollar amounts in thousands
except per share data)
                                                1993 Quarter Ended
                                       -------------------------------------
                                       Feb. 28   May 30    Aug. 29   Nov. 28
                                       -------   -------   -------   -------
Revenues                               $61,839   $66,141   $64,268   $61,749
Gross margin                            20,009    23,678    23,607    22,474
Income before income taxes               2,713     3,344     3,604     3,018
Net income                               1,736     2,174     2,343     1,962
Net income per share                       .10       .12       .13       .11
Dividends per share                        .11       .11       .11       .11

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

The Company's common shares are listed on the New York and Pacific Stock Exchanges.

As of November 27, 1994, there were 1,370 shareholders of record. Dividends of $.44 per share were paid in 1994 and 1993.

                        1994 Price          1993 Price
                     -----------------   -----------------
                       High      Low       High      Low
                     -------   -------   -------   -------
1st Quarter          $20 5/8   $18 1/2   $20       $17 3/8
2nd Quarter           19 3/4    17 7/8    18 7/8    16 1/8
3rd Quarter           21 1/4    17 3/8    19 7/8    17 1/8
4th Quarter           22 1/2    19 1/2    20 3/4    18

SELECTED FINANCIAL DATA


Six years ended November 27, 1994
(Dollar amounts in thousands
except per share data)                       1994        1993        1992         1991         1990        1989
- ----------------------------------------   --------    --------    --------     --------     --------    --------
REVENUES:
Systems                                    $156,294    $152,839    $148,367     $148,249     $170,619    $195,508
Service and other                           103,685     101,158     104,220      105,730       95,579      89,839
- ----------------------------------------   --------    --------    --------     --------     --------    --------
Total revenues                              259,979     253,997     252,587      253,979      266,198     285,347
- ----------------------------------------   --------    --------    --------     --------     --------    --------

GROSS MARGIN:
Systems                                    $ 56,217    $ 53,111    $ 49,123     $ 54,534     $ 71,712    $ 95,201
Service and other                            38,397      36,657      36,406       33,312       33,400      33,206
- ----------------------------------------   --------    --------    --------     --------     --------    --------
Total gross margin                           94,614      89,768      85,529       87,846      105,112     128,407
- ----------------------------------------   --------    --------    --------     --------     --------    --------
Earnings (loss) from operations
  before exit and restructuring costs      $ 11,181    $  7,500    $  1,222     $  3,247     $ 19,460    $ 37,915
  Earnings (loss) from operations             4,800       7,500      (7,752)      (8,448)      19,460      37,915
Income before income taxes,
  extraordinary credit and cumulative
  effect of accounting change                 9,152      12,679       1,678          519       30,374      50,923
Net income                                    6,107       8,215       1,625          389       22,522      40,682
Net income per share                            .34         .46         .09          .02         1.26        2.17
Dividends per share                             .44         .44         .44          .44          .43         .37
System orders                               160,000     151,000     156,000      127,000      168,000     189,000
System backlog                               92,000      91,000      95,000       91,000      109,000     109,000
- ----------------------------------------   --------    --------    --------     --------     --------    --------
 Gross margin:
  Systems                                      36.0%       34.7%       33.1%        36.8%        42.0%       48.7%
  Service and other                            37.0%       36.2%       34.9%        31.5%        34.9%       37.0%
      Total gross margin                       36.4%       35.3%       33.9%        34.6%        39.5%       45.0%
Earnings (loss) from operations                 1.8%        3.0%       (3.1%)       (3.3%)        7.3%       13.3%
Net income                                      2.3%        3.2%        0.6%         0.2%         8.5%       14.3%
Income tax rate                                39.0%       35.2%       57.4%        25.0%        25.9%       20.1%
- ----------------------------------------   --------    --------    --------     --------     --------    --------
Working capital                            $123,536    $137,720    $133,305     $154,744     $185,237    $186,798
Total assets                                319,823     318,316     322,884      339,539      337,477     333,010
Total debt                                   20,617      21,299         891        5,033        5,196       5,257
Shareholders' equity                        217,183     211,864     218,453      231,718      238,640     230,074
- ----------------------------------------   --------    --------    --------     --------     --------    --------
Current ratio                                 2.5:1       2.8:1       2.6:1        2.9:1        3.7:1       3.5:1
Return on beginning equity                      2.9%        3.8%         .7%          .2%         9.8%       19.9%
Return on beginning assets                      1.9%        2.5%         .5%          .1%         6.8%       13.4%
Book value per share                       $  11.98    $  11.87    $  12.12     $  12.82     $  13.33    $  12.51
- ----------------------------------------   --------    --------    --------     --------     --------    --------
Total product development costs            $ 22,779    $ 22,871    $ 25,292     $ 26,258     $ 28,226    $ 29,970
Reimbursement from
  co-development programs                        --          --         (44)        (927)      (3,451)     (5,105)
Capitalized software costs (a)               (2,787)     (1,725)     (4,636)      (2,332)      (4,535)     (3,180)
- ----------------------------------------   --------    --------    --------     --------     --------    --------
  Product development expense              $ 19,992    $ 21,146    $ 20,612     $ 22,999     $ 20,240    $ 21,685
- ----------------------------------------   --------    --------    --------     --------     --------    --------
Capital expenditures                       $  6,716    $  8,329    $  7,781     $  8,211     $ 15,484    $ 25,010
Number of employees                            2090       2,250       2,310        2,530        2,580       2,770
Shares outstanding (thousands)               18,130      17,844      18,028       18,077       17,897      18,394
========================================   ========    ========    ========     ========     ========    ========

(a) Computer software costs capitalized in accordance with Statement of Financial Accounting Standards No. 86.