Form 10-K, Exhibit 13
period 1995-12-31
MEASUREX CORP /DE/
filed 1996-02-29
CIK 751190

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS
----------

RESULTS OF OPERATIONS
---------------------

System orders for 1995 were $270 million, which represented a 69% increase from $160 million in 1994 and a 79% increase from $151 million in 1993. This was the highest order total in the Company's history. Paper Systems orders increased as a result of the industry's rebound from recession and the Company's ongoing efforts to expand its product offering through internal development and acquisition. Industrial Systems orders increased as a result of the acquisition of the Webart division of The Ohmart Corporation at the beginning of 1995 and the Company's ongoing focus on this business.

The industry and geographic breakdown of system orders is as follows:

                              Year Ended(amounts in millions)
                          ---------------------------------------
                          December 3,  November 27,  November 28,
                             1995         1994          1993
                          -----------  ------------  ------------
    United States            $  105.0     $    66.0     $    53.0
    Europe                       79.0          45.0          43.0
    Rest of World                86.0          49.0          55.0
                             --------     ---------     ---------
        Total                $  270.0     $   160.0     $   151.0
                             --------     ---------     ---------

    Paper Systems            $  234.0     $   138.0     $   127.0
    Industrial Systems           36.0          22.0          24.0
                             --------     ---------     ---------
        Total                $  270.0     $   160.0     $   151.0
                             --------     ---------     ---------

System backlog at the end of 1995 was $143 million, up from $92 million at the end of 1994 and $91 million at the end of 1993. Approximately 90% of the 1995 backlog is scheduled to be shipped in 1996.

System revenue was $220.3 million in 1995, a 41% increase from $156.3 million in 1994, and a 44% increase from $152.8 million in 1993. The increase resulted from the growth in orders.

Service and other revenue of $114.9 million increased 11% from $103.7 million in 1994 and 14% from $101.2 million in 1993. Growth in the installed base of systems, additional process optimization services and foreign currency movements accounted for the increase.

System margins for 1995 were 41% compared to 36% in 1994 and 35% in 1993. This improvement resulted from better utilization of existing capacity and fixed overhead, a favorable product mix with higher margin products being sold and improved pricing.

Service and other margins for 1995 were 38% compared to 37% in 1994 and 36% in 1993. The continued improvement in service margins in 1995 and 1994 reflects better utilization of field service resources as the installed base increases and a wider range of services are sold to customers.

Product development costs of $19.4 million in 1995 decreased 3% and 8% from 1994 and 1993, respectively. This reflected savings achieved from the restructuring that took place in the fourth quarter of 1994.

Selling and administrative expense of $76.7 million for 1995 increased $13.3 million or 21% from 1994 and $15.6 million or 25% from 1993. The increase resulted from higher sales commissions, profit sharing and bonuses consistent with the increase in the Company's revenue and income, additional sales personnel to provide improved sales coverage, extra travel and stronger foreign currencies.

As a result of these changes, earnings from operations for 1995 increased to $36.7 million from $4.8 million in 1994 and $7.5 million in 1993. The 1994 earnings from operations included a charge of $6.4 million relating to a restructuring plan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS (CONT.)
------------------

RESULTS OF OPERATIONS (CONT.)
-----------------------------

Interest expense of $2.8 million increased over the 1994 level of $1.3 million and the 1993 level of $0.9 million as a result of higher debt levels during the year. Interest income of $7.0 million was $1.3 million higher than 1994 and $0.8 million higher than 1993. The increase over 1994 was due to a smaller loss on available-for-sale investments and interest income relating to a favorable foreign tax settlement.

The effective tax rate for 1995 was 34% compared to 39% and 35% in 1994 and 1993, respectively. The lower rate resulted from changes in the geographic mix of earnings and the return to profitability in 1995 of several subsidiaries for which no tax benefit for losses could be taken in 1994.

Net income for 1995 was $26.9 million, a $20.8 million increase from $6.1 million in 1994 and an increase of $18.7 million from $8.2 million in 1993. Earnings per share for the year were $1.60 per share compared to $0.34 per share in 1994 and $0.46 per share in 1993.

During October 1995, the Financial Accounting Standards Board issued Statement No. 123(SFAS No.123), "Accounting for Stock-Based Compensation." This standard, which establishes a fair value-based method of accounting for stock-based compensation plans also permits an election to continue following the requirements of APB Opinion No. 25, "Accounting for Stock Issued to Employees" with disclosures of pro forma net income and earnings per share under the new method. The Company is reviewing the alternatives under SFAS No. 123 but does not expect there will be any effect on the financial condition and results of operations of the Company. Disclosure requirements of SFAS No.123 will be effective for the Company's fiscal year 1997.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Measurex continues to maintain a strong financial position with cash and cash equivalents and short-term investments of $64.1 million as of the 1995 year-end. In addition, the Company had unsecured revolving bank lines of credit available of $88 million of which $12 million was committed to letters of credit. The Company believes that its existing cash balances, lines of credit and cash provided by operations will provide adequate flexibility to fund the Company's operating needs, capital expenditures and cash dividends through fiscal year 1996, and the DMC acquisition identified below.

Subsequent to year-end, on January 10, 1996, the Company acquired Data Measurement Corporation (DMC), located in Gaithersburg, Maryland, a leading manufacturer of measurement systems for the steel industry, for $18.625 per share or $31.3 million in cash. DMC will operate as a separate subsidiary of the Company, and as part of the Industrial Systems Division, with manufacturing, engineering, product marketing and sales support continuing in Gaithersburg.

In the year ended December 3, 1995, the Company generated $50.0 million of cash from operating activities compared to $11.1 million in 1994 and $2.3 million in 1993. In 1995, $42.8 million was generated by net income after adjustments for non-cash items, and $22.0 million as a result of discounting certain contracts receivable with a financial institution. These cash inflows were offset by increases in working capital of $14.9 million, including a $24.0 million increase in accounts and contracts receivable before the discounting transaction and a $12.4 million increase in inventory and service parts. These cash outflows were partially offset by increases in accounts payable and accrued expenses of $12.6 million and in income taxes payable of $4.8 million.
Increased orders, revenue and profit before tax resulted in the increased working capital requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS (CONT.)
------------------

LIQUIDITY AND CAPITAL RESOURCES  (CONT.)
----------------------------------------

Cash of $11.2 million was generated from investing activities compared to usage of $1.2 million in 1994 and usage of $6.9 million in 1993. In 1995, the Company sold its available-for-sale securities for $11.3 million and reduced its holding in held-to-maturity securities by $18.1 million. Investments in property, plant and equipment totaled $9.4 million during fiscal year 1995, up from $6.7 million in 1994 and up from $8.3 million in 1993. The increase was the result of additional investment in equipment to support the Company's growth. On December 14, 1994, the Company acquired the Webart Division of The Ohmart Corporation and its family of on-line measurement and control systems for $3.4 million in cash and a $0.7 million note payable. Capitalized software decreased by $0.9 million from 1994 to approximately $1.9 million in 1995.

Cash used in financing activities was $81.0 million compared to $4.1 million during 1994 and to cash provided of $8.7 million in 1993. During 1995, the Company paid $100.3 million to repurchase 3.8 million shares of its own stock of which $96.0 million was to repurchase all 3.6 million shares owned by Harnischfeger Industries, Inc. at the then current market value, reducing Harnischfeger's holdings of the Company's stock from 20% at November 27, 1994 to zero. Offsetting the cash outflow for this transaction and $7.0 million for dividends, the Company received $27.6 million cash in connection with its Employee Stock Purchase Plan and stock options exercised.

The Company's current ratio was approximately 1.9 at fiscal year-end 1995 compared to 2.5 at fiscal year-end 1994. The debt to capitalization ratio was 11% at year-end 1995 compared to 9% at year-end 1994.

As a result of the above activities, and excluding exchange rate fluctuations, the Company's cash and cash equivalents decreased by $19.3 million from $82.3 million at year-end 1994 to $62.9 million at year-end 1995.

CONSOLIDATED STATEMENTS OF INCOME

Three years ended December 3, 1995
(Dollar amounts in thousands except per share data)

                                                    1995       1994       1993
--------------------------------------------------------------------------------
REVENUES
Systems                                           $220,292   $156,294   $152,839
Service and other                                  114,924    103,685    101,158
                                                  --------   --------   --------
   Total revenues                                  335,216    259,979    253,997
                                                  --------   --------   --------

OPERATING COSTS AND EXPENSES
Systems                                            130,650    100,077     99,728
Service and other                                   71,803     65,288     64,501
Product development                                 19,368     19,992     21,146
Selling and administrative                          76,708     63,441     61,122
Exit costs                                               -      6,381          -
                                                  --------   --------   --------
   Total operating costs and expenses              298,529    255,179    246,497
                                                  --------   --------   --------

Earnings from operations                            36,687      4,800      7,500
                                                  --------   --------   --------

OTHER INCOME (EXPENSE)
Interest expense                                    (2,817)    (1,335)      (948)
Interest income and other, net                       6,958      5,687      6,127
                                                  --------   --------   --------
   Total other income, net                           4,141      4,352      5,179
                                                  --------   --------   --------

Income before income taxes and cumulative
 effect of accounting change                        40,828      9,152     12,679
Provision for income taxes                          13,882      3,569      4,464
                                                  --------   --------   --------
Income before cumulative effect of accounting
 change                                             26,946      5,583      8,215
Cumulative effect of accounting change                   -        524          -
                                                  --------   --------   --------
   Net income                                     $ 26,946   $  6,107   $  8,215
                                                  ========   ========   ========

Net income per share:
Income before cumulative effect of accounting
 change                                              $1.60   $    .31       $.46
Cumulative effect of accounting change                   -        .03          -
                                                  --------   --------   --------
Net income per share                                 $1.60   $    .34       $.46
                                                  ========   ========   ========

Dividends per share                                   $.44   $    .44       $.44
                                                  ========   ========   ========

Average number of common and common equivalent
 shares (thousands)                                 16,887     18,189     18,051
                                                  ========   ========   ========


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 3, 1995 and November 27, 1994
(Dollar amounts in thousands except per share data)

                                                                1995       1994
----------------------------------------------------------------------------------
ASSETS

Current assets:
   Cash and cash equivalents                                  $ 62,924   $ 82,254
   Short-term investments                                        1,138     27,030
   Accounts receivable                                          76,702     61,583
   Inventories                                                  33,349     24,685
   Prepaid and other                                            13,574     11,957
                                                              --------   --------
     Total current assets                                      187,687    207,509

Contracts receivable                                            16,208     32,139
Service parts                                                   13,773     12,286
Property, plant and equipment, net                              49,752     49,655
Other assets                                                    19,285     18,234
                                                              --------   --------
     Total assets                                             $286,705   $319,823
                                                              ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Current portion of long-term debt                          $  4,458   $  4,387
   Short-term debt                                                   -      4,063
   Accounts payable                                              8,004      5,989
   Accrued expenses                                             77,326     65,686
   Income taxes payable                                          8,590      3,848
                                                              --------   --------
     Total current liabilities                                  98,378     83,973

Long-term debt                                                  15,348     12,167
Deferred income taxes                                            6,934      6,500
                                                              --------   --------
     Total liabilities                                         120,660    102,640
                                                              --------   --------

Commitments and contingencies
Shareholders' equity:
   Preferred stock, $.01 par value;
    authorized: 10,000,000 shares;
    issued and outstanding: none
   Common stock, $.01 par value;
    authorized: 50,000,000 shares; outstanding:
    1995 - 18,932,013 shares, 1994 - 19,019,975 shares             189        190
   Additional capital                                           79,584     75,115
   Retained earnings                                           176,296    162,836
   Cumulative translation adjustments                           (1,939)    (3,301)
   Less:  Treasury stock at cost: 1995 - 3,218,568 shares,
    1994 - 889,562 shares                                      (88,085)   (17,657)
                                                              --------   --------
     Total shareholders' equity                                166,045    217,183
                                                              --------   --------
     Total liabilities and shareholders' equity               $286,705   $319,823
                                                              ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                               Cumulative
                                                             Common   Additional   Retained   Translation    Treasury
                                                              Stock    Capital     Earnings   Adjustments      Stock      Total
                                                             -------  -----------  ---------  ------------  ----------  ----------
Three years ended December 3, 1995 (Dollar amount in thousands except per share data)
Balance November 29, 1992                                      $190      $75,181   $168,098       $(2,019)  $ (22,997)  $ 218,453

Proceeds from treasury stock
  issued under employee
  stock purchase and stock
  option plans (115,103 shares)
  including related tax benefits                                  -           21          -             -       3,125       3,146
Excess of cost of treasury shares
  issued over proceeds received                                   -            -     (1,216)            -           -      (1,216)
Foreign currency translation                                      -            -          -        (3,688)          -      (3,688)
Net income                                                        -            -      8,215             -           -       8,215
Dividends ($.44 per share)                                        -            -     (7,886)            -           -      (7,886)
Treasury stock acquired
  (298,600 shares)                                                -            -          -             -      (5,160)     (5,160)
                                                             ------   ----------   --------   -----------   ---------   ---------
Balance November 28, 1993                                       190       75,202    167,211        (5,707)    (25,032)    211,864


Proceeds from treasury stock
  issued under employee
  stock purchase and stock
  option plans (303,164 shares)
  including related tax benefits                                  -          (87)         -             -       7,375       7,288
Excess of cost of treasury shares
  issued over proceeds received                                   -            -     (2,596)            -           -      (2,596)
Foreign currency translation                                      -            -          -         2,406           -       2,406
Net income                                                        -            -      6,107             -           -       6,107
Dividends ($.44 per share)                                        -            -     (7,886)            -           -      (7,886)
                                                             ------   ----------   --------   -----------   ---------   ---------
Balance November 27, 1994                                       190       75,115    162,836        (3,301)    (17,657)    217,183

Proceeds from treasury stock
  issued under employee
  stock purchase and stock
  option plans (1,456,044 shares)
  including related tax benefits                                 (1)       4,469          -             -      29,837      34,305
Excess of cost of treasury shares
  issued over proceeds received                                   -            -     (6,487)            -           -      (6,487)
Foreign currency translation                                      -            -          -         1,362           -       1,362
Net income                                                        -            -     26,946             -           -      26,946
Dividends ($.44 per share)                                        -            -     (6,999)            -           -      (6,999)
Treasury stock acquired (3,785,050
  shares)                                                         -            -          -             -    (100,265)   (100,265)
                                                             ------   ----------   --------   -----------   ---------   ---------
Balance December 3, 1995                                       $189      $79,584   $176,296       $(1,939)  $ (88,085)  $ 166,045
                                                             ------   ----------   --------   -----------   ---------   ---------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three years ended December 3, 1995 (Dollar amounts in thousands)

                                                                       1995       1994       1993
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                          $  26,946   $  6,107   $  8,215
Non-cash items included in net income:
  Depreciation and amortization:
    Service parts                                                       1,835      1,032      1,055
    Property, plant and equipment                                       9,200      9,343      9,997
    Capitalized software and goodwill                                   4,539      4,921      3,935
  Deferred income taxes                                                  (772)    (3,883)    (2,307)
  Translation loss                                                        392        133        396
  Inventory reserves                                                      674      2,216      3,473
  Exit costs                                                                -      4,662          -
Net decrease (increase) in:
  Accounts and contracts receivable                                     1,980     (8,795)    (7,420)
  Inventories and service parts                                       (12,360)      (374)    (3,912)
  Prepaid and other                                                      (593)     2,034        792
Net increase (decrease) in:
  Accounts payable and accrued expenses                                12,626     (4,289)   (12,333)
  Income taxes payable                                                  4,752     (2,901)       468
Other, net                                                                737        846        (80)
                                                                    ---------   --------   --------
Net cash provided by operating activities                              49,956     11,052      2,279
                                                                    ---------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of held-to-maturity securities                                (3,475)   (37,009)   (33,781)
Purchase of available-for-sale securities                                   -     (3,360)   (31,684)
Sale of available-for-sale securities                                  11,255     11,864     25,155
Maturities of held-to-maturity securities                              18,111     36,846     45,176
Acquisition of property, plant and equipment                           (9,434)    (6,716)    (8,329)
Acquisition of technology                                              (3,418)         -          -
Acquisition of subsidiary, net of cash acquired                             -          -     (1,668)
Capitalized software                                                   (1,874)    (2,787)    (1,725)
                                                                    ---------   --------   --------
Net cash provided by (used in) investing activities                    11,165     (1,162)    (6,856)
                                                                    ---------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES
Additions to short-term debt                                                -      4,063          -
Payment of short-term debt                                             (4,063)         -          -
Additions to long-term debt                                            60,095          -     21,971
Payment of long-term debt                                             (57,419)    (4,975)    (2,191)
Dividends                                                              (6,999)    (7,886)    (7,886)
Stock issued under employee stock purchase and
   stock option plans                                                  27,628      4,692      1,930
Payment for treasury stock                                           (100,265)         -     (5,160)
                                                                    ---------   --------   --------
Net cash (used in) provided by financing activities                   (81,023)    (4,106)     8,664
                                                                    ---------   --------   --------

Effect of exchange rate fluctuations on cash and
  cash equivalents                                                        572        430     (2,415)
                                                                    ---------   --------   --------
Net (decrease) increase in cash and cash equivalents                  (19,330)     6,214      1,672
Cash and cash equivalents at beginning of year                         82,254     76,040     74,368
                                                                    ---------   --------   --------
Cash and cash equivalents at end of year                            $  62,924   $ 82,254   $ 76,040
                                                                    =========   ========   ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest                                                          $   2,817   $  1,335   $    948
  Income taxes                                                      $   5,514   $  8,167   $  5,509
Note exchanged for intangible assets                                $     700   $      -   $      -


The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise noted)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR - The Company uses a 52-53 week fiscal year. References to 1995, 1994 and 1993 are for fiscal years ended December 3, 1995, November 27, 1994 and November 28, 1993, respectively. Fiscal year 1995 was a 53 week year and 1994 and 1993 were 52 week years.

CONSOLIDATION - The consolidated financial statements include the accounts of all subsidiaries after elimination of intercompany balances and transactions

FOREIGN CURRENCY TRANSLATION - The functional currency of foreign sales and service operations (except certain operations in hyper-inflationary countries) is the local currency. For all other operations, the functional currency is the U.S. dollar. The effects of translating local functional currency financial statements are included in shareholders' equity. The effects of foreign currency transactions and remeasuring the financial position and results of operations into the functional currency are included in interest income and other.

The Company enters into foreign currency forward contracts to hedge certain non-U.S. dollar system orders and to reduce its overall exposure to the effects of currency fluctuations related to the remeasurement of non-functional currency net asset or liability positions. Gains and losses on forward contracts, which are not designated as hedges for accounting purposes, are included in interest income and other.

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

INCOME TAXES - The Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," at the beginning of fiscal year 1994, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Prior to 1994, taxes were provided for items included in the consolidated statements of income regardless of the period when such items may be reported for tax purposes ("deferred" method).

The Company provides U.S. and foreign income taxes on the portion of the accumulated earnings of the Company's foreign subsidiaries which are intended to be remitted to the parent company within the foreseeable future.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents generally consist of cash and highly liquid short-term investments with original maturities of 90 days or less.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise noted)

SHORT-TERM INVESTMENTS - Short-term investments include investments held-to-maturity and investments available-for-sale. Investments held-to-maturity are stated at amortized cost with original maturities between 3 and 12 months. Investments that are considered available-for-sale are carried at market value. Unrealized gains and losses are reported net of tax as a separate component of shareholders' equity until realized.

INVENTORY VALUATION - Inventories are stated at the lower of standard cost (which approximates actual cost determined on a first-in, first-out basis) or market. Inventory costs include raw materials, direct labor and manufacturing overhead.

DEPRECIATION - Property, plant and equipment are depreciated on a straight-line basis over estimated useful lives which range as follows: buildings and improvements - 3 to 40 years; machinery and equipment - 3 to 20 years. Service parts are depreciated on a 7 year declining balance basis. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are included in income.

GOODWILL - Goodwill is amortized on a straight-line basis over periods up to 25 years.

NET INCOME PER SHARE - Net income per share is computed based on the weighted average number of common shares outstanding during the year adjusted to reflect the assumed exercise of outstanding employee stock options to the extent these items had a dilutive effect on the computation.

RECLASSIFICATION - The Company has reclassified the presentation of certain prior year information to conform with the current year presentation format. These changes had no effect on the financial condition or results of operations as previously reported.

RECENT PRONOUNCEMENT - During October 1995, the Financial Accounting Standards Board issued Statement No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." This standard, which establishes a fair value-based method of accounting for stock-based compensation plans, also permits an election to continue following the requirements of APB Opinion No. 25, "Accounting for Stock Issued to Employees," with disclosures of pro forma net income and earnings per share under the new method. The Company is reviewing the alternatives under SFAS No. 123 but does not expect there will be any effect on the financial condition and results of operations of the Company. Disclosure requirements of SFAS No. 123 will be effective for the Company's fiscal year 1997.

SHORT-TERM INVESTMENTS

The carrying value of held-to-maturity securities at December 3, 1995 and November 27, 1994 approximates market and comprises the following securities:

                                      1995     1994
                                    -------  -------
Commercial paper                     $  200  $ 4,220
Canadian government obligations           -    4,123
Foreign certificates of deposits        938    7,433
                                     ------  -------
                                     $1,138  $15,776
                                     ======  =======

At November 27, 1994, the Company also held a preferred stock portfolio classified as available-for-sale with a cost of $11.1 million, a market value of $10.6 million, and gross unrealized holding losses of $0.5 million. During 1995, the Company sold this investment and the related future contracts used to hedge the portfolio. The realized losses on this portfolio were $0.9 million in 1995 and $0.7 million in 1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise noted)

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

                                                         1995       1994
                                                      ----------  ---------
Accounts receivable                                     $72,588   $ 56,619
Contracts receivable, current portion                     7,332     11,547
Less:
  Allowances for noncollection and
   system returns                                        (3,218)    (6,583)
                                                        -------   --------
                                                        $76,702   $ 61,583
                                                        =======   ========

INVENTORIES

Inventories consist of the following:

                                                           1995       1994
                                                        -------   --------
Purchased parts and components                          $14,579   $ 12,417
Work-in-process                                          12,843      7,724
Finished subassemblies and systems                        5,927      4,544
                                                        -------   --------
                                                        $33,349   $ 24,685
                                                        =======   ========

CONTRACTS RECEIVABLE

Contracts receivable consist of the following:

                                                           1995       1994
                                                        -------   --------
Contracts receivable                                    $30,217   $ 51,483
Less:
  Unearned financing income                              (4,212)    (5,738)
  Allowance for noncollection
   and system returns                                    (2,465)    (2,059)
                                                        -------   --------
                                                         23,540     43,686
Current portion                                          (7,332)   (11,547)
                                                        -------   --------
                                                        $16,208   $ 32,139
                                                        =======   ========

The aggregate amount of payments receivable by the Company in fiscal years subsequent to 1995 is set forth below:

        1996 - $8,902                         1999 - $3,695
        1997 - $8,068                         2000 - $2,712
        1998 - $4,830                   Thereafter - $2,010

During 1995, the Company entered into an agreement to discount certain contracts receivable with a financial institution. As contracts receivable are discounted, a sale is recorded and gains, the difference between proceeds received and the net book value of the contracts receivable, are reflected in interest income and other, net. Proceeds from discounting contracts receivable were $22.0 million in 1995. A portion of discounting gains is deferred to offset future administration costs and is amortized over the remaining term of the discounted contracts receivable.

Under the terms of this agreement, the Company is contingently liable for losses in the event of non-payment by the contract receivable obligor. The agreement provides for limited recourse of up to 20% or full recourse at 100% of discounting proceeds, depending on the credit risk associated with specific contracts receivable. At December 3, 1995 the total amount of contracts subject to recourse was $13.1 million. Under the agreement, the Company has granted a security interest to the financial institution in the equipment as collateral. The Company retains ownership of the equipment and its residual value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise noted)

The discounting agreements contains certain termination events which allow the financial institution to assume administrative control of the lease portfolio and could prohibit further discounting.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost and consist of the following:

                                                   1995       1994
                                                 --------   --------
Land                                             $  5,537   $  5,533
Buildings and improvements                         39,008     38,680
Machinery and equipment                            75,170     69,922
                                                 --------   --------
                                                  119,715    114,135
Less:
 Accumulated depreciation                         (69,963)   (64,480)
                                                 --------   --------
                                                 $ 49,752   $ 49,655
                                                 ========   ========

OTHER ASSETS

Other assets, net of amortization, consist of the following:

                                                   1995       1994
                                                 -------    -------
Goodwill                                         $ 9,828    $ 7,978
Capitalized software                               4,681      5,852
Other                                              4,776      4,404
                                                 -------    -------
                                                 $19,285    $18,234
                                                 =======    =======

The increase in goodwill is attributable to the acquisition of the Webart Division of The Ohmart Corporation.

ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                  1995       1994
                                                 -------    -------
Accrued payroll and related items                $29,272    $24,321
Accrued labor service                             11,538      9,393
Customer deposits                                 17,767     12,377
Exit costs                                         1,354      4,862
Other                                             17,395     14,733
                                                 -------    -------
                                                 $77,326    $65,686
                                                 =======    =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise noted)

FINANCIAL INSTRUMENTS

On December 3, 1995, the Company had two credit agreements that provide for unsecured borrowings up to $95 million. These agreements include a $20 million revolving credit agreement that provides for variable interest rate borrowings based on the London Interbank Offer Rate (LIBOR) and a $75 million multi-currency credit agreement with a group of banks providing borrowings at variable interest rates including a base rate borrowing, an offshore rate borrowing and local currency rate borrowing. The agreements expire July 1996 and February 1998, respectively. There was $88 million available in connection with these agreements at December 3, 1995, of which $12 million was committed to letters of credit.

The Company also has a 5.35% five-year unsecured term loan agreement with a bank. Interest is payable quarterly, with principal payable in equal quarterly installments of $1.0 million through June 1998.

These agreements contain certain covenants regarding working capital, indebtedness and tangible net worth. The Company was in compliance with all covenants at December 3, 1995.

Debt consists of the following:
                                      1995      1994
                                    --------  --------
Bank credit agreements              $ 6,907   $     -
Term loan                            11,000    15,000
Other borrowings                      1,899     1,554
                                    -------   -------
                                     19,806    16,554
Less amounts due within one year     (4,458)   (4,387)
                                    -------   -------
                                    $15,348   $12,167
                                    =======   =======

Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the difference between the carrying amount and fair value of the loans is immaterial.

The aggregate future principal payments of long-term debt are as follows:

    1996 - $4,458                      1999 -  $  139
    1997 - $4,695                      2000 -  $  100
    1998 - $3,346                Thereafter -  $7,068

At December 3, 1995, the Company had foreign exchange forward contracts valued at $54.1 million, maturing from December 1995 to June 1997, denominated in the following currencies: 75% European, 20% Canadian and 5% Yen. The value of the foreign currency forward contracts approximates fair value, which was based on estimated foreign exchange rates as of December 3, 1995. Approximately 99% of the contracts are with one financial institution.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise noted)

COMMITMENTS AND CONTINGENCIES

The Company leases various facilities and equipment under noncancelable lease agreements. Rent expense under all operating leases was approximately $4.9 million, $4.7 million and $4.4 million in 1995, 1994 and 1993, respectively. Future minimum lease payments under these noncancelable operating leases as of December 3, 1995 are approximately $4.7 million, $3.3 million, $2.0 million, $1.4 million and $1.4 million for fiscal years 1996, 1997, 1998, 1999 and 2000, respectively, and approximately $2.6 million in total for years following 2000.

At December 3, 1995, the Company was contingently liable for approximately $12.0 million relating principally to letters of credit issued to support collections.

The Company is subject to legal proceedings and claims that arise in the normal course of its business. In the opinion of management, these proceedings will not have a material adverse effect on the financial position and results of operations of the Company.

EXIT COSTS

In the fourth quarter of 1994, the Company recorded a $6.4 million charge for exit costs relating to a restructuring plan. This charge included $5.1 million for employee termination costs of which $4.7 million was paid out by the end of fiscal year 1995. The charge also included $1.3 million to consolidate certain long-term leasehold facilities of which $0.3 million was used by the end of fiscal year 1995.

INTEREST INCOME AND OTHER

Interest income and other consists of the following:


                                    1995      1994      1993
                                  --------  --------  --------
Interest income                    $7,680   $ 7,040    $6,523
Loss on short-term investments       (330)   (1,220)      ---
Foreign exchange loss                (392)     (133)     (396)
                                   ------   -------    ------
                                   $6,958   $ 5,687    $6,127
                                   ======   =======    ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise noted)

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

A summary of transactions relating to options during fiscal years 1993, 1994 and 1995 is set forth below:


Options Outstanding
---------------------------
(Amounts in thousands
except per share data)
                             Shares     Price Per Share  Amount
                             --------   ---------------  --------
        November 29, 1992     2,400.3     $ 5.63-$32.44  $ 44,598
        Granted                 594.7      16.31- 19.69    11,099
        Terminated             (290.5)      5.63- 32.44    (5,791)
        Exercised               (44.5)     15.63- 17.00      (749)
                             --------     -------------  --------

        November 28, 1993     2,660.0       5.63- 31.13    49,157
        Granted                 622.0      17.88- 21.88    11,705
        Terminated              (72.6)     15.63- 31.13    (1,483)
        Exercised              (233.7)      7.02- 21.06    (3,926)
                             --------     -------------  --------

        November 27, 1994     2,975.7       5.63- 29.00    55,453
        Granted                 961.7      25.63- 34.50    21,186
        Terminated             (122.0)     15.63- 23.63    (2,603)
        Exercised            (1,388.8)      5.63- 23.63   (24,509)
                             --------     -------------  --------
         December 3, 1995     2,426.6     $ 5.63-$34.50  $ 49,527
                             ========     =============  ========

At year-end 1995 and 1994, options to purchase 702,234 shares and 1,401,532 shares, respectively, were exercisable at prices ranging from $5.63 to $29.00 for both years.

Shares available for option grants at year-end 1995 and 1994 were 1,018,074 and 1,857,922, respectively.

The Company has an Employee Stock Purchase Plan which covers substantially all employees of the parent company and certain subsidiaries. Common stock purchases are paid through periodic payroll deductions of up to 10% of eligible compensation. The participant's purchase price is 85% of the lower of the closing market price on the first trading day or the last trading day of the quarter in which the stock is purchased by the employee. The Company has issued 1,038,356 shares of its stock (including 482,003 treasury shares) under this plan as of December 3, 1995.

The Company has approximately 187,000 shares available for future issuance under the Employee Stock Purchase Plan. These shares may be issued from treasury shares or authorized but unissued common stock.

EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan in which all eligible U.S. employees participate. The Company makes contributions to profit sharing funds based upon a percentage of consolidated pretax income as defined in the Plan. In addition, the Company matches employees pretax contributions to the Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise noted)

Certain foreign employees are eligible to participate in similar profit sharing programs or local pension plans. With respect to these plans, the pension benefit obligations and plan assets were not material.

The Company contributions to all these plans totaled $4.8 million, $3.0 million and $2.7 million for 1995, 1994 and 1993, respectively.

INCOME TAXES

The Company adopted FAS Statement No. 109, "Accounting for Income Taxes," as of November 29, 1993, and the cumulative effect of this change in accounting for income taxes was to increase 1994 net income by $0.5 million. Prior years' financial statements were not restated.

Total income tax expense was allocated as follows:

                                                                 1995      1994
                                                               --------  --------
Income from continuing operations                              $13,882   $ 3,569
Goodwill, for initial recognition of acquired
   tax benefits                                                      -      (829)
Shareholders' equity, for compensation expense
   for tax purposes in excess of amounts recognized
   for financial reporting purposes                             (4,346)     (286)
                                                               -------   -------
                                                               $ 9,536   $ 2,454
                                                               =======   =======

The provision for income taxes before cumulative effect of the accounting change was as follows:

                                                                1995      1994      1993
                                                               -------   -------   -------
Current income taxes:
   United States                                               $ 5,251   $   753   $   386
   Foreign                                                       8,493     6,265     6,059
   State                                                           679       434       326
                                                               -------   -------   -------
                                                                14,423     7,452     6,771
                                                               -------   -------   -------
Deferred income taxes:
   United States                                                 2,215    (2,682)   (3,862)
   Foreign                                                      (2,756)   (1,201)    1,555
                                                               -------   -------   -------
                                                                  (541)   (3,883)   (2,307)
                                                               -------   -------   -------
Provision for income taxes                                     $13,882   $ 3,569   $ 4,464
                                                               =======   =======   =======

The foreign provision for income taxes is based on foreign pretax earnings of approximately $30.5 million, $15.5 million, and $19.3 million in 1995, 1994 and 1993, respectively.

The Company has not provided for United States income taxes on the cumulative earnings of certain foreign subsidiaries that are considered invested indefinitely outside the United States in the amount of $51.0 million at December 3, 1995.

At December 3, 1995, the Company has a capital loss carryforward of $1.7 million which expires in 2000. The Company also has in various tax jurisdictions net operating loss carryforwards of approximately $10.7 million and tax credit carryforwards of approximately $3.2 million at current exchange rates. Approximately $4.5 million of the net operating loss carryforwards and all the tax credit carryforwards will expire in varying amounts between 1996 and 2002. A valuation allowance has been provided for a portion of the deferred tax assets related to these carryforwards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise noted)

The principal items accounting for the difference between income taxes computed at the United States statutory rate and the provision for income taxes are as follows:


                                                                1995      1994     1993
                                                              --------  --------  -------
United States statutory tax                                   $14,289   $ 3,112   $4,310
Effect of:
   Foreign sales corporation                                     (259)     (354)    (322)
   Current and prior earnings of foreign
     operations taxed at differing rates                        5,957       396      592
   State income taxes                                             530       288      215
   Valuation allowance                                         (7,369)      322      ---
   Other items                                                    734      (195)    (331)
                                                              -------   -------   ------

Provision for income taxes                                    $13,882   $ 3,569   $4,464
                                                              =======   =======   ======

The components of deferred tax assets and liabilities are as follows:

                                                                 1995      1994
                                                              -------   -------
Deferred income tax assets:
   Inventory and revenue-related reserves                     $ 5,500   $ 6,324
   Accrued expenses                                             5,939     6,575
   Net operating loss and tax credit carryforwards              7,784     9,831
   Other                                                        1,437       348
                                                              -------   -------
Gross deferred tax assets                                      20,660    23,078
                                                              -------   -------

Deferred income tax liabilities:
   Financial leases                                             3,639     3,370
   Capitalized software                                         2,303     1,989
   Depreciation                                                   987     1,175
   Undistributed earnings of foreign subsidiaries               7,880     4,486
   Other                                                        1,203       481
                                                              -------   -------
Gross deferred tax liabilities                                 16,012    11,501
                                                              -------   -------
Valuation allowance for deferred tax assets                    (1,225)   (8,594)
                                                              -------   -------
Net deferred tax assets                                       $ 3,423   $ 2,983
                                                              =======   =======

The net change in the total valuation allowance for the year ended December 3, 1995, includes a reduction of approximately $7.4 million in the valuation allowance established at the beginning of 1994 for certain net operating loss carryforwards and deferred tax assets which, due to a change in circumstances, were either utilized during 1995 or are expected to be utilized.

TRANSACTIONS WITH AFFILIATED COMPANY

The Company has a cooperative marketing and sales arrangement with Beloit Corporation, a subsidiary of Harnischfeger Industries, Inc. At November 27, 1994, Harnischfeger owned 20% of the Company's common stock. During 1995, the Company repurchased all 3.6 million shares owned by Harnischfeger for $96.0 million in cash. Transactions with Beloit for the year ended December 3, 1995 were not material.

SUBSEQUENT EVENT

On January 10, 1996, the Company acquired Data Measurement Corporation (DMC) for $18.625 per share or $31.3 million in cash. DMC, located in Gaithersburg, Maryland, is a leading manufacturer of measurement systems for the steel industry.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise noted)

BUSINESS SEGMENTS

The Company operates in one principal industry segment: the design, development, manufacture, sales and service of computer-integrated manufacturing systems.
The Company sells these products to the paper, plastics, metals, rubber and chemical industries. Approximately 85% of the Company's system revenue is from the paper industry in 1995, 1994 and 1993.

No single customer accounted for 10% or more of revenues during 1995, 1994 or 1993.

The Company's products are principally distributed and serviced through its own marketing and service organizations. Operations are conducted worldwide and are grouped into three geographic areas: United States, Europe, and Other International (primarily Canada, Asia/Pacific and the Latin American countries).

The following table summarizes the geographic operations of the Company:


(Dollar amounts in millions)                1995     1994     1993
---------------------------------------  -------  -------  -------
Revenues from unaffiliated customers:
    United States                        $136.4   $112.8   $ 94.5
    Europe                                104.8     77.7     79.5
    Other International                    94.0     69.5     80.0
                                         ------   ------   ------
      Consolidated                       $335.2   $260.0   $254.0
                                         ======   ======   ======

Transfers between geographic areas:
    United States                        $ 52.7   $ 41.5   $ 43.7
    Europe                                  6.7      5.2        -
    Other International                    30.2     20.2     21.4
                                         ------   ------   ------
      Consolidated                       $ 89.6   $ 66.9   $ 65.1
                                         ======   ======   ======

Earnings (loss) from operations:
    United States                        $ 19.2   $  3.3   $ (3.4)
    Europe                                 13.5      5.5      4.7
    Other International                    10.2      2.3     11.5
    Corporate                              (6.2)    (6.3)    (5.3)
                                         ------   ------   ------
      Consolidated                       $ 36.7   $  4.8   $  7.5
                                         ======   ======   ======

Identifiable assets:
    United States                        $111.1   $120.6   $116.6
    Europe                                 73.7     60.6     48.5
    Other International                    53.3     54.5     55.1
    Corporate                              48.6     84.1     98.1
                                         ------   ------   ------
      Consolidated                       $286.7   $319.8   $318.3
                                         ======   ======   ======

Internal selling prices are designed to allocate manufacturing profits to manufacturing entities and sales and service profits to sales and service entities.

The United States revenues from unaffiliated overseas customers in 1995, 1994 and 1993, were not significant.

Corporate identifiable assets include short-term cash investments.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS, MEASUREX CORPORATION

We have audited the accompanying consolidated balance sheets of Measurex Corporation as of December 3, 1995 and November 27, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 3, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of Measurex Corporation as of December 3, 1995 and November 27, 1994, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 3, 1995, in conformity with generally accepted accounting principles.


/S/  COOPERS & LYBRAND LLP


San Jose, California
December 19, 1995

SUPPLEMENTAL FINANCIAL DATA

INTERIM FINANCIAL INFORMATION (UNAUDITED)


(Dollar amounts in thousands                1995 Quarter Ended
                                   -------------------------------------
except per share data)             March 5   June 4    Sept.3    Dec.3
---------------------------------  -------  --------  --------  --------
Revenues                           $73,435   $76,987   $91,643  $93,151
Gross margin                        26,191    30,183    36,559   39,830
Income before income taxes           5,195     7,992    12,859   14,782
Net income                           3,481     5,224     8,485    9,756
Net income per share                   .20       .30       .51      .59
Dividends per share                    .11       .11       .11      .11


(Dollar amounts in thousands                1994 Quarter Ended
                                   ------------------------------------
except per share data)             Feb. 27    May 29   Aug. 28  Nov. 27
---------------------------------  -------   -------   -------  -------
Revenues                           $61,645   $62,578   $65,654  $70,102
Gross margin                        22,664    22,981    23,674   25,295
Income(loss) before income tax
  and cumulative effect of
  accounting change                  3,366     3,135     4,161   (1,510)
Income(loss) before cumulative
  effect of accounting change        2,188     1,778     2,538     (921)
Cumulative effect of accounting
  change                               524         -         -        -
Net income(loss)                     2,712     1,778     2,538     (921)
Net income (loss) per share            .15       .10       .14     (.05)
Dividends per share                    .11       .11       .11      .11




MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

The Company's common shares are listed on the New York and Pacific Stock Exchanges.

As of December 3, 1995, there were 1,223 shareholders of record. Dividends of $.44 per share were paid in 1995 and 1994.


                       1995 Price        1994 Price
                   ----------------  -------------------
                    High      Low       High       Low
                   -------  -------  ----------  -------
    1st Quarter    $24 1/4  $20 3/8     $20 5/8  $18 1/2
    2nd Quarter     27 3/4   22 3/8      19 3/4   17 7/8
    3rd Quarter     33 1/8   25 1/2      21 1/4   17 3/8
    4th Quarter     35 3/4   27 1/8      22 1/2   19 1/2


SELECTED FINANCIAL DATA

Five years ended December 3, 1995
(Dollar amounts in thousands
except per share data)                       1995       1994       1993       1992        1991
---------------------------------------  --------   --------   --------   --------    --------
REVENUE
Systems                                  $220,292   $156,294   $152,839   $148,367    $148,249
Service and other                         114,924    103,685    101,158    104,220     105,730
---------------------------------------  --------   --------   --------   --------    --------
Total revenues                            335,216    259,979    253,997    252,587     253,979
---------------------------------------  --------   --------   --------   --------    --------

GROSS MARGIN:
Systems                                  $ 89,642   $ 56,217   $ 53,111   $ 49,123    $ 54,534
Service and other                          43,121     38,397     36,657     36,406      33,312
---------------------------------------  --------   --------   --------   --------    --------
Total gross margin                        132,763     94,614     89,768     85,529      87,846
---------------------------------------  --------   --------   --------   --------    --------
Earnings from operations
  before exit and restructuring costs    $ 36,687   $ 11,181   $  7,500   $  1,222    $  3,247
Earnings (loss) from operations            36,687      4,800      7,500     (7,752)     (8,448)
Income before income taxes,
  extraordinary credit and cumulative
  effect of accounting change              40,828      9,152     12,679      1,678         519
Net income                                 26,946      6,107      8,215      1,625         389
Net income per share                         1.60        .34        .46        .09         .02
Dividends per share                           .44        .44        .44        .44         .44
System orders                             270,000    160,000    151,000    156,000     127,000
System backlog                            143,000     92,000     91,000     95,000      91,000
---------------------------------------  --------   --------   --------   --------    --------
Gross margin:
  Systems                                    40.7%      36.0%      34.7%      33.1%       36.8%
  Service and other                          37.5%      37.0%      36.2%      34.9%       31.5%
     Total gross margin                      39.6%      36.4%      35.3%      33.9%       34.6%
Earnings (loss) from operations              10.9%       1.8%       3.0%      (3.1%)      (3.3%)
Net income                                    8.0%       2.3%       3.2%       0.6%        0.2%
Income tax rate                              34.0%      39.0%      35.2%      57.4%       25.0%
---------------------------------------  --------   --------   --------   --------    --------
Working capital                          $ 89,309   $123,536   $137,720   $133,305    $154,744
Total assets                              286,705    319,823    318,316    322,884     339,539
Total debt                                 19,806     20,617     21,299        891       5,033
Shareholders' equity                      166,045    217,183    211,864    218,453     231,718
---------------------------------------  --------   --------   --------   --------    --------
Current ratio                               1.9:1      2.5:1      2.8:1      2.6:1       2.9:1
Return on beginning equity                   12.4%       2.9%       3.8%        .7%         .2%
Return on beginning assets                    8.4%       1.9%       2.5%        .5%         .1%
Book value per share                     $  10.57   $  11.98   $  11.87   $  12.12    $  12.82
---------------------------------------  --------   --------   --------   --------    --------
Total product development costs          $ 21,242   $ 22,779   $ 22,871   $ 25,248    $ 25,331
Capitalized software costs                 (1,874)    (2,787)    (1,725)    (4,636)     (2,332)
---------------------------------------  --------   --------   --------   --------    --------
Product development expense              $ 19,368   $ 19,992   $ 21,146   $ 20,612    $ 22,999
---------------------------------------  --------   --------   --------   --------    --------
Capital expenditures                     $  9,434   $  6,716   $  8,329   $  7,781    $  8,211
Number of employees                         2,360      2,090      2,250      2,310       2,530
Shares outstanding (thousands)             15,713     18,130     17,844     18,028      18,077
